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02055023

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Johnnic Communications Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 0 2 2002
THOMSON FINANCIAL

FILE NO. 82- 5184 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 9/25/02

future of
entertainment
& media


johnnic
communications

Annual Report 2002

INDEX

VISION

To be an integrated Entertainment and Media Group that is globally competitive and dominant in the African continent

FINANCIAL HIGHLIGHTS



Continuing Operations



REVENUE (R Millions)
3,000
2,500
2,000
1,500
1,000
500
1998
1999
2000
2001
2002



REVENUE

19%

to R3 032,0 million



EBITDA (R Millions)
200
150
100
50
1998
1999
2000
2001
2002



EBITDA

99%

to R191,6 million



BASIC HEADLINE EARNINGS (Cents)
250
200
150
100
50
1998
1999
2000
2001
2002



BASIC HEADLINE EARNINGS PER SHARE

1 900%

to 140 cents per share

johnnic communications

TELECOMMUNICATIONS

1,6%


M-CELL

ENTERTAINMENT


johnnic entertainment

26,1%




100%
Gallo Music Group
100%
Downtown Studios
100%
NU METRO
70%
Route 66
100%
71,5%
100%
EXCLUSIVE BOOKS
100%
Hammicks BOOKSHOPS

Music Division

Filmed Entertainment Division

Entertainment Services Division

Book Retail Division

MEDIA


johnnic publishing limited

44,2%


CTP
Caxton


100%
Sunday Times
50%
BDFM
100%
THE HERALD
70%
Daily Dispatch
50%
Sunday World
100%
johnnic publishing limited MAGAZINE DIVISION
100%
NEW HOLLAND
100%
STRUIK
100%
STRUIK CHRISTIAN BOOKS
100%
AFRIKA
100%
MapStudio
100%
LOVELL JOHNS
51%
mapit

Newspaper and Magazine Publishing Division

Book and Maps Publishing Division

DIGITAL MEDIA


johnnic eVENTURES


32,7%
+49,1% via JPL
I-Net Bridge
56,4%
27,5%
+27,5% via JPL
eDegree
51%
+9% via JPL
Career Junction
85%
LeadTrain
50%
comPress
54,4%
HealthInSite
40%

50%
+20% via JeV
TradeWorld

DIRECTORATE

P M JENKINS (42) BCom; LLB (Attorney & Notary)
Executive Director
Appointed 1 August 1999

Previously a partner at Webber Wentzel Bowens for 14 years prior to joining the Johnnic Group in September 1999. He is currently the Chief Executive Officer of Johnnic Entertainment Limited. Other major directorships include Johnnic Holdings Limited, Electronic Media Network Limited, SuperSport International Holdings Limited, Caxton Publishers and Printers Limited and CTP Holdings Limited.

L MORAKE (37)
Independent Non-Executive Director
Appointed 1 December 2001

Lebo M is best known as the voice and spirit of Disney's acclaimed *Lion King*. He has two albums under his belt, *Deeper Meaning* for Gallo and *Rhythm of the Pridelands* for Disney and over eight feature films, an Ivor Novello song-writing award, a Grammy, a Tony nomination, two SAMA awards and Golden Note status with Disney.

D A SIMPSON (40) CA(SA)
Independent Non-Executive Director
Appointed 26 February 1997

He is the Executive Manager, Finance at National Ports Authority of South Africa.

J R D MODISE (35) BCom; BAcc; CA(SA); MBA
Non-Executive Director
Appointed 19 February 1998

Currently Chief Operating Officer of Johnnic Holdings Limited. He was the Group Finance Director for the past four years. He serves on the boards of Eskom Limited, Electronic Media Network Limited, SuperSport International Holdings Limited, M-Cell Limited, the Land and Agricultural Development Bank, the South African Institute of Chartered Accountants and the Wits Business School Advisory Board.

N JACOBSOHN (49) BA; SMDP (Oxford)
Executive Director
Appointed 1 October 2001

Previously Deputy Chief Operating Officer of Johnnic Publishing Limited (formerly Times Media Limited). He is currently Chief Executive Officer of Johnnic e-Ventures Limited.



P M Jenkins | J R D Modise | L Morake | N Jacobsohn | D A Simpson

T A WIXLEY (62) BCom; CA(SA)
Independent Non-Executive Director
Appointed 24 June 2002

Tom Wixley retired in 2001 after 10 years as Chairperson of Ernst & Young and 41 years with the firm. He is a member of the Accounting Practices Board and the editorial board of the SA Journal of Accounting Research. Other directorships include African Life Assurance Company Limited, Corpcapital Limited, Spoornet (divisional board) and the Department of Justice and Constitutional Development, and he is Deputy Chairperson of Anglo American Platinum Corporation Limited.

M E RAMANO (48)
Non-Executive Chairperson
Appointed 28 June 2001

Non-Executive Director since 26 February 1997.
Mashudu Ramano is a member of the National Empowerment Consortium, an entrepreneur and director of various companies.

P C DESAI (47) BCom; BCompt; (Hons); CA(SA)
Executive Director
Appointed 1 May 2002

Previously Group Finance & Operations Director of Johnnic Publishing Limited, Prakash Desai was appointed Group Financial Director on 1 May 2002. Other major directorships include Caxton Publishers and Printers Limited and CTP Holdings Limited.

D M MASHABELA (39)
Independent Non-Executive Director
Appointed 24 June 2002

Currently a specialist consultant in corporate and brand strategy, marketing and communications, after an 18 year career spent with multi-national advertising agencies and local advertising agency start-ups.

A C G MOLUSI (40) BJourn; MA
Executive Director
Appointed 1 October 2001

Connie Molusi was a journalist followed by appointments in media and communications in Government . He was appointed as a Director at Johnnic Publishing Limited in November 2000 and assumed the position of Chief Executive Officer of Johnnic Publishing Limited in April 2001. Other major directorships include Electronic Media Network Limited, SuperSport International Holdings Limited, Caxton Publishers and Printers Limited and CTP Holdings Limited.



T A Wixley | P C Desai | M E Ramano | D M Mashabela | A C G Molusi

CHAIRPERSON'S STATEMENT



It is with pleasure that I present my first report on the results of Johnnic Communications Limited ("Johncom") for the 2001/2002 financial year, having assumed chairmanship in June 2001. The Group has once again recorded strong growth over the prior year for the continuing businesses. Revenue rose by 19% to R3 billion while EBITDA nearly doubled to R191,6 million, translating into headline earnings per share of 140 cents.

This fine performance reflects the positive impact of the restructuring exercise that was completed during the year, transforming Johncom into an integrated entertainment and media Group. It is all the more commendable, given that the financial results primarily comprise the contributions of our continuing businesses, following the unbundling of virtually all of Johncom's interest in M-Cell Limited ("M-Cell") in the first quarter of the year.

The streamlined Group now comprises three strategically structured subsidiaries, all of which performed pleasingly during the review period. They are:

- Johnnic Entertainment - comprising the Group's interests in filmed entertainment, music and book retailing;
- Johnnic Publishing - representing the Group's major interests in newspaper publishing, magazine publishing, book publishing and maps; and
- Digital Media - comprising the Group's electronic media interests.

Interests are also held in a number of associated companies, namely:

- Electronic Media Network Limited;
- SuperSport International Holdings Limited; and
- CTP Holdings Limited.

Importantly, the restructuring exercise has placed the Group in a position to pursue its vision, to be an integrated entertainment and media Group that is globally competitive and dominant in the African continent. The current regulatory framework within which the media industry operates in South Africa is restrictive in that it limits the growth and development of large black-owned entities. This could delay the realisation of our vision in the short term.

Operating strategy

In the interim, the operating strategy of the Group and its businesses is one of "back to basics". Over the latter eight months of the year, our efforts have been directed at stabilising the management of the Group and getting management focused on the bottom line growth, with special attention to cost containment. At the same time, we have begun to unlock the value inherent in Johncom's current assets by rearranging our relationships with the Group's business partners, maximising the human potential within the Group, and increasing productivity. Our primary ambition has been to deliver sustainable growth by increasing revenue and growing margins, the latter by decreasing costs measurably.

This ambition reflects an overriding quest to unlock value for the Group's shareholders, supported by the conscious inculcation of a culture within the Johncom family that acknowledges shareholders as vital and important stakeholders.

Whereas in recent years the Group has lost some of its earnings on "experimentation", this practice has ceased. Opportunities for growth will be thoroughly investigated before any capital investment is made.

Growth opportunities

This said, Johncom considers the South African media and entertainment market to be saturated in many respects. Indeed, for any company to play meaningfully in South Africa, that company must be large and expansive. Given the legislative constraints referred to earlier, the possibility of Johncom achieving this level of growth is minimal. The Group is therefore compelled to look elsewhere for growth opportunities.

In this regard, the Group considers Africa as a high potential growth point. We believe that there are significant opportunities in and for Africa - such as exposing and developing the continent's incredible creative media and entertainment talents - and are confident that Johncom is uniquely positioned to exploit these opportunities.

Corporate citizenship

The businesses within Johncom are already contributing to the cultural and social development of South Africa. Group companies educate the nation in a variety of ways, such as entertaining people, generating artists and musicians, and publishing and distributing books and magazines. We are keenly aware of the responsibilities of the media and strive to ensure that our impact on society remains positive.

In contrast to the common perception that the media is anti-government in its stance, we believe that Johncom contributes meaningfully to the transformation of the former exclusive South African society to an inclusive paradigm. This is achieved through the constructive contribution of our media interests to political and social debate.

Likewise, Johncom strongly embraces the King Report on Corporate Governance for South Africa 2002. We continually measure and monitor our corporate practices against the recommendations of the code.

People

Trite as the words may sound, we truly value every person employed throughout Johncom. We are privileged to have a management team of extremely high calibre, guarding the members zealously, continually evaluating their performances and providing opportunities to improve their capabilities.

Throughout the Group we pride ourselves on total tolerance for differences in values and opinions amongst our people, and for the measurable way in which we leverage this diversity. We appreciate the importance of a non-racial environment, and strive to recognise all our people for their contributions by paying them fairly for their performance and valuing their input to the organisation.

Directorate changes

Illustrating our ability to leverage diversity effectively, the Board of Johncom was restructured and strengthened in recent months via the inclusion of people with technical, financial, accounting, communications and media industry knowledge and experience. The result is a board that is both diverse and effective.

The changes include

- P Edwards and I Charnley resigned as Directors on 1 October 2001, L Morake was appointed as a director on 1 December 2001 and P E Mabyana resigned as a director on 25 March 2002.
- The appointment of P C Desai, formerly Group Finance and Operations Director of Johnnic Publishing as Group Financial Director on 1 May 2002.
- M A Mosiuoa resigned as a director on 19 June 2002.
- T A Wixley and D M Mashabela were appointed to the Board on 24 June 2002.

Prospects

Looking forward, the Board and management of Johncom are committed to continued growth irrespective of any changes in the shareholding held by Johnnic Holdings Limited. The ongoing implementation of our "back to basics" strategy is expected to yield further revenue growth and improved margins.

Similarly, the successful implementation of our growth strategy - which entails geographic expansion into Africa along with organic and acquisitory growth - should deliver substantial returns. Growth opportunities under consideration also include diversification into broadcast media, internationalisation of local talent and creating common platforms for mutually beneficial relationships between Group companies.

In addition, we will look to further our vision through:

- Content creation and acquisition, representation, packaging and management;
- Development, utilisation and protection of intellectual property and copyrights;
- Distribution of content through all channels to the market; and
- Providing integrated solutions and offerings in media, learning and entertainment.

At a subsidiary level, we are confident that the restructured Entertainment division is well placed to secure good growth in the year ahead, driven by the prospect of new releases in the Group's Filmed Entertainment business as well as growing demand in book retailing. The Publishing division is equally well poised to further consolidate its growth trend in market share and to continue dominating niche markets. And, having substantially completed its investment in development operations, the Digital Media division is now focused on the growth areas of business services and learning, placing the division on track to contribute positively in the new financial year.

Acknowledgements

In closing, it is my pleasurable duty to thank my predecessor, Paul Edwards, on his sterling leadership of the Group during his tenure.

I also thank my colleagues on the Board for their wise counsel and active participation in leading the Group; and pay tribute to our people, without whom Johncom could not operate and prosper. Finally, I thank our shareholders for their continued confidence and interest in Johncom.



M E RAMANO
CHAIRPERSON
12 AUGUST 2002

ENTERTAINMENT



GROUP

An increasingly competitive trading environment, aggravated by the events of 11 September 2001 and the decline in the value of the Rand, posed several challenges to Johnnic Entertainment. Despite the resulting decline in consumer spending and upward pressure on costs, the division produced excellent results compared to the prior year. Revenue grew by 14,8% to R1,87 billion, yielding an 81% increase in Ebitda to R97,5 million.

The key to this success was the restructuring of Johnnic Entertainment's businesses into four competency-based segments, namely Filmed Entertainment, Music, Book Retailing and Entertainment Services (a dedicated division supplying group services). A very strong Christmas season also helped reverse the division's fortunes in the second half of the year.

FILMED ENTERTAINMENT

NU METRO

Good product releases buoyed the performance of Nu Metro, with Nu Metro Theatres capturing a significant portion of the growth in cinema attendance and Nu Metro Home Entertainment capitalising on increased DVD sales. Nu Metro Distribution also performed well, thanks to big Christmas releases such as *Harry Potter, Mr Bones* and *Lord of the Rings*.

The acquisition of Imax Theatres from Nedbank in November 2001 further increased the number of cinema seats across the country and differentiated the Group's filmed entertainment offering from the opposition.

Nu Metro Home Entertainment acquired the remaining 65% of PA Gallo & Company in April 2001, bringing the prestigious Paramount Video/DVD and GTV licences to the Group. Gallo Images, the images business of PA Gallo and Company, was sold subsequently, to that company's founding shareholders.

ROUTE 66

The continuing decline in demand for high-end wildlife television programming worldwide prevented Route 66 from generating meaningful revenue from this segment of the market. The company launched My Acre of Africa - an ambitious project to raise money for wildlife conservation - early in 2002. The project has gained significant momentum and its revenue generating potential will be evaluated in the new year.

MUSIC

THE GALLO GROUP OF COMPANIES

The drop-off in the global music industry saw a further decline in units for the South African music industry. Against this backdrop, Gallo Music Group was pleased to benefit from a 12,2% increase in local music sales during the 2001 calendar year. The Gallo Record Company (GRC) and Publishing businesses benefited most from the trend, growing market share of local music by 2,8% to 24,3%.

Following the rationalisation of the Group, several divisions of Gallo were relocated to Entertainment Services division. These include Compact Disc Technologies (CDT), Entertainment Logistics Services (ELS - previously Gallo Warehouse and Distribution) and VCR/Trutone.

The Group-wide programme to divest of non-core interests continued. A 28,5% stake in CDT was sold for R10 million, while VCR/Trutone was disposed of for R8 million. Subsequent to year end, all conditions precedent were met for the disposal of 100% of Music For Pleasure (MFP).



Paul Jenkins
H. Trollip
Finance
S. Sithole
Strategy and New Business
T. Qhena
Human Resources
B. Stewart
Nu Metro
C. Kuhn
Gallo
F. Lowe
Entertainment Logistic Services
F. Withers
Exclusive Books
T. Goul-Wheeker
Hammicks

BOOK RETAILING

The book division once again performed strongly, with both Exclusive Books and Hammicks Bookshops performing well. Exclusive Books opened four new stores during the review period, bringing the total number of stores to 30. Three new Hammicks stores were opened, while a further two were relocated.

ENTERTAINMENT SERVICES

Both CDT and ELS produced acceptable results despite the lower volume of units sold by the industry. The manufacturing business showed an improvement on the prior year as did warehousing and distribution.

ASSOCIATED COMPANIES

ELECTRONIC MEDIA NETWORK LIMITED ("M-NET") (26,1% interest)

M-Net continued to perform well, despite a challenging economic and media environment characterised by a worldwide decline in advertising spend. Revenues from subscriptions and advertising rose 6,7% to R1,29 billion. Strong management focus on cost reductions and the restructuring of operations to ensure optimum efficiencies contributed to headline earnings growth of 21%.

The M-Net subscriber base remained stable with sales growth in African countries outside of South Africa. More than 1,3 million households in 45 countries on the African continent and adjacent islands currently subscribe to the pay-television service.

SUPERSPORT INTERNATIONAL HOLDINGS LIMITED ("SUPERSPORT") (26,1% interest)

Revenue reported by SuperSport for the year amounted to R839 million, up 19% on last year, with a 3% growth in headline earnings. The severe decline in the value of the Rand has had a major impact on the cost of rights to international sporting events secured by SuperSport. This however, was curtailed through rigorous cost control and hedging against foreign exchange fluctuations.


entertainment

SuperSport is dedicated to broadcasting coverage of more than 70 sporting codes to more than 1,2 million households across Africa and the adjacent islands. SuperSport Zone, an interactive and informative channel providing up-to-the-minute information for sports enthusiasts, was launched during the year, as was a new pan-African sports channel.

MEDIA



GROUP

Johnnic Publishing performed strongly, reflecting the benefits of consolidating the Group into four focused areas, namely newspaper publishing, magazine publishing, book publishing and maps. Revenue rose 13%, yielding an Ebitda increase of 66% and growth of 101% at a headline earnings level compared to the prior year.

NEWSPAPER PUBLISHING

SUNDAY TIMES

The Sunday Times maintained its market strength in an increasingly busy market, circulation exceeds 500 000 with readership having grown to 3,3 million.

The editorial team won several awards including a High Commendation from the World Association of Newspapers for the supplement, Scamto.

Advertising revenue growth was achieved despite soft market conditions, and exceeded industry trends in South Africa. Higher newsprint costs have been countered by various measures.

The launch of a subscriber-only sports magazine, designed to build loyalty and add reader value, will be followed by other subscriber-only products later in 2002.

BDFM

BDFM Publishers continued to experience extremely tough trading conditions in terms of advertising revenue and circulation. Advertising yields for both Business Day and Financial Mail were nevertheless above budget.

To counter the adverse operating environment, the business underwent a voluntary severance process during 2001, which resulted in 25 members of staff leaving, resulting in a considerable saving for the business.

EASTERN CAPE

The appointment of a single publisher and executive committee for the Eastern Cape operations was the first step in consolidating Johnnic Publishing Eastern Cape and Dispatch Media.

Despite the tough economic climate in the region the operations held firm.

SOWETAN SUNDAY WORLD

Circulation increased from 88 143 in March 2001 to 137 493 in March 2002, attributable primarily to the change in format from broadsheet to tabloid.

MAGAZINE PUBLISHING

The dramatic decline in advertising spend in magazine titles world-wide impacted on the South African market.

The consolidation of the former four magazine operations under a single management structure was completed during the year and the division was restructured into focused areas of business, namely Consumer, Business to Business (B2B), Medical and Custom Publishing.

BOOK PUBLISHING: AFRICA

STRUIK CHRISTIAN BOOKS ("SCB")

SCB produced outstanding results, exceeding both budget and last year's performance.

The business won the "Book of the Year Award" for *Journey of the Spirit* at the annual South African Christian Booksellers Conference. Nelson Word, one of the largest Christian publishers in the world, has appointed SCB as its exclusive agent in South Africa.

STRUIK PUBLISHERS

Sales growth fell short of expectations, largely as a result of constrained purchases by our two largest customers.

In the USA, *African Predators* (purchased as a co-edition by the Smithsonian Institute) was named one of the 35 "Best of the Best" university press titles of the year by the American Library Association. Other co-edition sales in the USA were *Making Sense of Strategy* (American Management Association) and *Reflections in Prison* (University of Massachusetts Press).



Connie Molusi
P. Desai
Finance & Operations
M. Cawe
Human Resources
M. Robertson
Sunday Times
B. Pottinger
BDFM
T. Sofisa
Eastern Cape
G. Wertheim Aymes
Magazines
J. Beaufoy
International Books
S. Connolly
Africa Books
B. Wootton
Maps

BOOK PUBLISHING : INTERNATIONAL

This was the first full financial year with the Group's overseas book publishing operations consolidated into a stand-alone operating division.

While the year end result benefited from the depreciation of the Rand, all divisions delivered strong performances in local currencies:

- the United Kingdom showed real growth in a very low inflation environment;
- an ambitious budget in North America was beaten, yielding spectacular growth over the prior year;
- our Australian operations had a great year following the restructuring process during the final quarter of the previous year; and
- New Zealand had an equally impressive year, achieving growth year-on-year.

MAPS

MAP STUDIO

Map Studio completed the first stage of its digital database conversion of all major cities in South Africa. This entailed moving the database platform onto Arcview, the current world standard, and correcting the existing database using satellite imagery.

Mapit, a venture established to exploit the Map Studio database in the digital and application market, was launched during the year. The unit has had early success in the asset tracking market and has a number of projects in the pipeline.

LOVELL JOHNS

Lovell Johns, in conjunction with Map Studio, has secured the right to publish a National Geographic-branded range of African products, to be launched in March 2003.

A special project team has been established in South Africa to take advantage of the lower cost base on cartographic projects.

PLATFORM

Booksite Afrika recorded an outstanding performance, boosted by a three-year agreement to distribute Penguin Books in South Africa. The agreement has made Booksite Afrika the biggest distributor of trade books in the South African market. Other clients include Random House, Pan Macmillan, and Quartet Sales and Marketing.


media

ASSOCIATED COMPANY

CTP HOLDINGS LIMITED

("CTP") (44,2% interest)

CTP reported turnover growth of 9,2% to R2 548 million for the year ended 31 December 2001. The year end of CTP is not co-terminous with Johncom.

The most recent six month results of CTP show a 13,6% increase in revenue and a 6% improvement in headline earnings to 31 December 2001. The CTP Group has taken a strategic decision to invest further into niche packaging markets, for which additional premises and plant have been acquired. It is anticipated that the new investment will yield reasonable margins over time.

PROSPECTS

Publishing performed credibly in a tough economic environment, laying the foundation for further growth as the effects of restructuring come through. Efficiency gains will allow us to absorb the increase in newsprint prices.

DIGITAL MEDIA



The Digital Media division, comprising various electronic media interests held mostly through Johnnic e-Ventures (JeV), performed strongly over the year. Revenue grew 84% to R95,3 million, leading to a reduced Ebitda loss of R18,9 million, an improvement of 23% on the prior year. Ebitda losses for the second half of the year were 23% better than the first half, confirming that the division is on track to yield positive Ebitda results in the year ahead.

In response to an upheaval in the online marketplace around the globe, the division has fine-tuned its strategy. It has withdrawn from the consumer market through the sale of loss making operations TicketWeb and Ananzi and by year end, was fully focused on the B2B and learning markets, both of which are identified worldwide as strong growth sectors. Notably, none of the Digital Media businesses operate in the free Internet space: all charge fees for the provision of their services or products.

Operations in the B2B group are I-Net Bridge (81,8%), TradeWorld (60,9%), CareerJunction (60%), Citec (MTN Network Solutions)(40%), ComPress (50%) and start-ups HealthInSite (54,5%) and LeadTrain (85%).

I-Net Bridge, the largest component of Digital Media, performed well despite torrid conditions in the financial markets and the collapse of Bridge, the international data company which held 25% of the local I-Net Bridge operation. Replacement international news and data feeds have been sourced from Moneyline Telerate and Dow Jones, and the switchover was accomplished without the loss of a single client. Indeed, I-Net Bridge was able to grow its revenues and improve its performance over the year.


digitalmedia

Still in the B2B arena, the division entered into the provision of Internet connectivity to the corporate marketplace through the acquisition of 40% of Tier One ISP Citec while sister company MTN Holdings Limited ("MTN") acquired the remaining 60%. Citec, which has subsequently been renamed MTN Network Solutions, is in the process of consolidating the Internet Protocol networks across the Johncom and MTN groups, as well as growing its existing corporate customer base.

Johnnic Learning, which was launched during the year, comprises eDegree (55,1%) and Learning Channel Campus (56,4%). Subsequent to year end, a controlling interest was acquired in leading educational television producers Clear and Effect Media. This company also manages, on behalf of Johncom, a major Department of Health AIDS educational project.


Neil Jacobsohn
A. Finlayson
I-Net Bridge
A. MacIntosh
IT
L. Stanley
Finance
A. Morley
I-Net Information Sales
S. Purbick
CareerJunction
HealthInSite
HRS
Compress
LeadTrain
S. Emery
TradeWorld
F. Dada
Johnnic Learning
M. Brierley
MTN Network Solutions

REPORT ON EMPLOYMENT EQUITY
for the year ended 31 March 2002

HUMAN DEVELOPMENT

The Johnnic Communications Limited Group ("Johncom") believes that fully motivated and competent people are key to the success both of the individual companies and the Group. Johncom therefore strives to maintain a high level of employee satisfaction at all times.

GROUP POLICY

The Group's human resources policies and procedures have been reviewed to ensure that they comply fully with current labour legislation as well as any amendments in the legislation, which arise from time to time.

The reviewed and revised Group human resources policies and procedures have been signed off by the Johncom Board of Directors and now constitute the guidelines for the Group.

ORGANISATIONAL LEARNING

Johnnic Publishing has joined forces with an international tertiary institution to create an in-house virtual business school offering an executive development programme enabling candidates to receive accreditation towards an MBA qualification. The initial intake consisted of more than forty managers and executives. The division also runs a successful intensive journalism internship programme in partnership with the United Kingdom based Pearson Group.

HIV/AIDS MANAGEMENT

Recognising the impact that the HIV/AIDS pandemic may have on employees, customers and markets, a Group-wide strategy has been initiated to co-ordinate related activities in the various divisions.

Integral to this strategy is an aggressive HIV/AIDS impact management initiative, encompassing a range of interventions such as strategic planning, human resource capacity building, training and education, peer educator and counsellor development, and extensive communication programmes. A comprehensive corporate HIV/AIDS management programme which has been developed by Group company HealthInSite, and which is currently implemented in a number of leading South African companies as well as local subsidiaries of global multinationals, has been adopted for the Group.

EMPLOYEE WELLNESS

Johncom is aware that its employees are faced with daily traumas of modern life, life-threatening illnesses and other sources of personal crises. The Group has instituted an integrated employee wellness programme that features a plethora of interventions, including in-house trained trauma counsellors, quarterly employee wellness days and partnering with all related established health providers. It is believed that this approach will maximise the positive impact of change on the organisation.

ENVIRONMENT, HEALTH AND SAFETY

The Group is committed to taking every reasonable precaution to ensure a safe working environment for all employees. The Group conducts its business with due regard for environmental concerns and is committed to developing operating policies to address the environmental impact of its business activities.

EMPLOYMENT EQUITY

Following the unbundling of M-Cell Limited out of Johncom at the end of the first quarter, the Group's target for designated groups at managerial level was set at 38%. All Group companies and divisions continue to strive for diversity. Succession planning remains a key instrument in this regard, while training and development are critical to the success of this process. The designated group's representation at Junior Management to Executive level within each of the divisions is as follows:

Johnnic Publishing
- Designated groups (excluding white female) 33%
- Designated groups (including white female) 70%

Johnnic Entertainment
- Designated groups (excluding white female) 32%
- Designated groups (including white female) 46%.

Johnnic e-Ventures
- Designated groups (excluding white female) 6%
- Designated groups (including white female) 26%

CORPORATE GOVERNANCE REVIEW



OVERVIEW

Johnnic Communications Limited ("Johncom") is committed to the promotion of good corporate governance standards and practices throughout the Group. The publication of the King Report on Corporate Governance for South Africa 2002 ("King II") published in March this year, prompted Johncom to review its structures and processes to align itself with best practice. The Board complies substantially with King II. Where it deviates, it is because the review is not finalised or the Company has made a conscious decision that the needs of the businesses are best met through alternate structures or processes. In reaching a different solution, the principles of transparency, independence, accountability and fairness have not been compromised.

The review detailed below reflects the position as at the end of June 2002. Changes that took place during the year are reflected in the Directors' Report on page 31 and details of the current Board of Directors are shown on pages 4 and 5.

BOARD OF DIRECTORS

Composition

The Board is a unitary board structure. There were eight Directors at year end. The changes subsequent to year end resulted in a Board of ten Directors, four of which are Non-Executives Independent Directors, two are Non-Executive Directors and four are Executive Directors. The Chairperson is a Non-Executive director. The Directors have a wide range of skills and experience to ensure that the Board acts with integrity and professionalism.

Role and Function

The Board meets at least four times a year to determine and monitor the progress of strategic direction and policy, to consider business acquisitions and disposals, to approve major capital expenditure, to address significant financial matters, to monitor executive management's activities and any other matters that may have a material impact on the Company's affairs. Additional ad hoc meetings are held, if required. The Board's Charter has been updated to comply with King II. Board members are provided with adequate information to prepare for Board meetings. All Directors have access to the advice of the Company Secretary and independent advice is available to Directors in appropriate circumstances at the Company's expense.

BOARD COMMITTEES

The Committees detailed below are appointed by the Board and operate within mandates and an Approvals Framework approved by the Board.

Executive Committee

This Committee is chaired by M E Ramano. The other members are P M Jenkins, P C Desai, A Finlayson, N Jacobsohn, A C G Molusi and P T Qhena. P Edwards, I Charnley and M R D Boyns resigned as members during the year and S V Naidoo resigned as a member in June 2002 and was replaced by H Trollip.

The Committee meets monthly with the exception of the months where a Board meeting takes place.

The Executive Committee is responsible to the Board for the implementation of financial and operational strategies and to approve those matters falling within its ambit of the Approvals Framework. It debates and considers new issues before referring them to the Board, develops policies and serves as a forum to communicate between the Board and management.

Audit Committee

The Audit Committee comprises D A Simpson (Chairperson), J R D Modise and M E Ramano. The Chairperson is an Independent Non-Executive Director. The Group Financial Director, the Chief Executive Officers of Johnnic Publishing, Johnnic e-Ventures and Johnnic Entertainment and the external auditors attend by invitation. J R D Modise was appointed a member in November 2001 and P E Mabyana resigned as a member in March 2002.

The Committee meets at least twice a year to examine any matters, both financial and operational, which may impact on the Company within its terms of reference. It reviews the financial statements, internal financial control procedures, accounting policies, risk management, compliance with regulatory matters and other related issues.

Internal Audit

Risk management and internal financial, operating and compliance controls are designed to provide management, the Audit Committee and the Board of Directors with reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for its assets. The effectiveness of these internal controls and systems are monitored by management and the internal audit function. No material loss, exposure or misstatement arising from a material breakdown in the functioning of the systems has been reported in respect of the year under review.

The way forward on the internal function is under review to reach consistency across the Group and to take into account the cost structure of start-up businesses.

BOARD COMMITTEES *(continued)*

Remuneration Committee

The Remuneration Committee comprises two Independent Non-Executive Directors and one Non-Executive Director. They are T A Wixley (Chairperson), D A Simpson and M E Ramano. M A Mosiuoa resigned as a member in June 2002 and M E Ramano stepped down as Chairperson in June 2002 in favour of T A Wixley, but remained a member of the Committee.

Its mandate is to determine the broad policy for executive remuneration and approve individual remuneration packages for senior executives. Remuneration is largely performance based and the system of setting measurable objectives is being extended across the Group. The Remuneration Committee sets the benchmark for salary increases for the rest of the Group. It determines broad human resources strategies and ensures alignment with business strategies and plans.

Investment Committee

An Investment Committee was established in June 2002 to review potential acquisitions and disposals in terms of clearly defined criteria. It is chaired by an Independent Non-Executive Director, T A Wixley and the other members are L Morake and M E Ramano.

Fees

Non-Executive Directors receive a fee for their contribution to the Boards and Committees on which they serve. Board attendance is R20 000 per annum, with the Chairperson receiving an additional R10 000 per annum. Non-Executive Directors who serve on the Audit Committee receive R10 000 per annum, with the Non-Executive Chairperson receiving an additional R12 000 per annum. Non-Executive Directors serving on the Remuneration Committee receive R5 000 per annum, with the Non-Executive Chairperson receiving an additional R6 000 per annum. The current fees have been reviewed by both the Remuneration Committee and the Board. Resolutions to increase these fees are included in the Notice of the Annual General Meeting on page 77 of the Annual Report.

GOVERNANCE PRINCIPLES

Internal, Financial and Operating Controls

The Board acknowledges its overall responsibility for the Company's system of internal control and risk management and for reviewing its effectiveness, whilst the role of executive management is to implement Board policies on risk and control. The Directors have satisfied themselves that executive management has implemented the systems and procedures described above and that these are maintained and monitored to facilitate effective and efficient operation of the Company and to ensure appropriate responses to significant business, operational, financial, compliance and other risks to the Company's business objectives.

Risk Management

The management of risk and controls from an insurance perspective is to identify major risks, ascertain the financial implications and insure only those aspects that have the potential for serious and catastrophic consequences. The insurance programme is reviewed annually and additional meetings are held during the year to monitor changes in factors affecting the risk profile of the Group and to address these, if necessary.

Going Concern

The Directors have reviewed the strategy, budgets and forecasts for the year ending 31 March 2003 and have prepared the financial statements for the year ended 31 March 2002 on the going concern basis because the Directors have no reason to believe that the Group will not continue in business for the foreseeable future.

Share Dealing by Directors and Officers

The Group has implemented a code which imposes closed periods, prohibiting dealing in its securities by Directors, officers and participants of the share incentive scheme from year end to the publication of its financial results and from half-year end to the publication of its half-year results. Closed periods apply to any other period considered sensitive in terms of the requirements of the JSE Securities Exchange South Africa in respect of dealings of Directors.

Code of Ethics

The Company has codified its standards of ethical behaviour as part of its commitment to organisational integrity. It is incumbent upon the Group's Directors, management and employees to observe these standards in conducting their businesses and dealings with all stakeholders.

REPORT ON DIRECTORS' EMOLUMENTS
for the year ended 31 March 2002

Disclosure

In terms of the JSE Securities Exchange South Africa regulations the Group is required to disclose individual Director's emoluments.

Emoluments

The Remuneration Committee consists solely of Non-Executive Directors. It approves remuneration for the Executive Directors and senior executives and is responsible for the policy and operation of the Company's share option scheme. Independent external studies and comparisons are used to ensure that rewards and incentives are linked to both individual and Group performance.

The Executive Directors, who are full-time employees, are appointed to the Board to bring to the management and direction of the Group the skills and experience appropriate to its needs as an international business. They are, accordingly, remunerated on terms commensurate with market rates that reflect such responsibilities.

Each of the elements of remuneration is further detailed below:

- Executive Directors receive a salary and benefits that reflect their management responsibilities and appropriate experience and that reward individual performance. Salaries are reviewed annually by reference to performance.
- Executive Directors participate in a share incentive plan linked to the performance of the Group. The plan is designed to reward executives for achieving sustained increases in earnings.
- Executive Directors participate in a Group medical aid scheme.
- Executive Directors participate in contributory retirement schemes established by the Group.

Directors' fees

Non-Executive Directors receive a fee for their contribution to the Boards and Committees on which they serve. Board attendance is R20 000 per annum, with the Chairperson receiving an additional R10 000 per annum. Non-Executive Directors who serve on the Audit Committee receive R10 000 per annum, with the Non-Executive Chairperson receiving an additional R12 000 per annum. Non-Executive Directors serving on the Remuneration Committee receive R5 000 per annum, with the Non-Executive Chairperson receiving an additional R6 000 per annum. The current fees have been reviewed by both the Remuneration Committee and the Board. Resolutions to increase these fees are included in the Notice of the Annual General Meeting on page 77 of the Annual Report.

The table below provides an analysis of the total emoluments paid to Directors of the Company.

Management fee recovery

Some of the Executive Directors listed below provided services to Johncom as well as Johnnic Holdings Limited and M-Cell Limited from a common services platform that was housed in a Johncom subsidiary. R13,9 million was charged as a management fee to Johnnic Holdings Limited and M-Cell Limited for the year ended 31 March 2002.

Directors' emoluments for the year ended 31 March 2002

Director's name	Salary R	Benefits R	Retirement and medical benefits R	Bonuses R	Directors' fees R	Total emoluments R	Charged as a management fee * R	Net Johncom emoluments R
Executive Directors								
N Jacobsohn (1)	373 016	57 159	93 325	—	—	**523 500**	—	**523 500**
P M Jenkins	1 129 956	101 602	218 056	1 795 344	—	**3 244 958**	(365 166)	**2 879 792**
A C G Molusi (1)	195 269	114 832	69 403	158 911	—	**538 415**	—	**538 415**
Former Executive Directors								
I Charnley (2)	662 772	422 652	157 543	2 759 182	—	**4 002 149**	(3 689 142)	**313 007**
P Edwards (3)	2 860 377	210 000	35 184	7 720 119	—	**10 825 680 ***	(6 910 304)	**3 915 376**
J R D Modise (4)	615 856	529 496	242 554	1 974 299	—	**3 362 205**	(2 950 159)	**412 046**
V G Bray	1 260 000	—	—	—	—	**1 260 000**	—	**1 260 000**
Non-Executive Directors								
P E Mabyana	—	—	—	—	24 000	**24 000**	—	**24 000**
L Morake	—	—	—	—	3 990	**3 990**	—	**3 990**
M A Mosiuoa	—	—	—	—	20 000	**20 000**	—	**20 000**
M E Ramano	—	—	—	—	32 800	**32 800**	—	**32 800**
D A Simpson	—	—	—	—	29 600	**29 600**	—	**29 600**
	7 097 246	1 435 741	816 065	14 407 855	110 390	**23 867 297**	(13 914 771)	**9 952 526**

Salary includes cash, consultancy fees and entertainment allowances. Benefits include car scheme and the preference share scheme.

* This amount has been included as part of the management fee charged to Johnnic Holdings Limited and M-Cell Limited for the year ended 31 March 2002.

Amount paid to Worldwide Employees in terms of a secondment agreement between the Johnnic Group and Worldwide Employees.

(1) Appointed 1 October 2001. Emoluments included for the period 1 October 2001 to 31 March 2002.
(2) Resigned 1 October 2001. Emoluments paid from the common platform for the period 1 April 2001 to 30 November 2001.
(3) Resigned 1 October 2001. Emoluments paid from the common platform for the period 1 April 2001 to 31 October 2001.
(4) Non-Executive Director from 1 October 2001. Emoluments paid from the common platform for the period 1 April 2001 to 28 February 2002.

Share Options

Executive Directors also participate in the Company's share option scheme, which is designed to recognise the contributions of senior staff to the growth in the value of the Company's equity and to promote a retention strategy. Within the limits imposed by the Company's shareholders, options are allocated to the Directors and senior staff. The options, which are allocated at the closing market price ruling on the trading day prior to the date of allocation, vest after stipulated periods and are exercisable up to a maximum of 10 years from the date of allocation.

The equity compensation benefits for Executive Directors are set out below:

Director's name	Balance of share options as at 1 April 2001	Number of share options allocated during the year	Date of allocation	Balance of share options as at 31 March 2002	Exercisable number of share options	Allocation price R	Exercisable date
Executive Directors							
N Jacobsohn	—	24 800	2 Apr 2001	24 800 (2)	5 000	90,00	2 Apr 2003
					5 000	90,00	2 Apr 2004
					5 000	90,00	2 Apr 2005
					9 800	90,00	2 Apr 2006
A C G Molusi	—	31 300	2 Apr 2001	31 300 (2)	6 300	90,00	2 Apr 2003
					6 300	90,00	2 Apr 2004
					6 300	90,00	2 Apr 2005
					12 400	90,00	2 Apr 2006
	—	**56 100**		**56 100**	**56 100**		
P M Jenkins (1) **(Johnnic Holdings Limited options)**	170 000	—	—	170 000	22 500	41,50	1 Sep 2001
					22 500	41,50	1 Sep 2002
					22 500	41,50	1 Sep 2003
					45 000	41,50	1 Sep 2004
					11 500	44,00	1 Nov 2001
					11 500	44,00	1 Nov 2002
					11 500	44,00	1 Nov 2003
					23 000	44,00	1 Nov 2004
	170 000	**—**		**170 000**	**170 000**		

(1) These options were granted while P M Jenkins was an Executive Director of both Johncom and Johnnic Holdings Limited.
(2) These options were allocated prior to the M-Cell unbundling. Therefore, these options qualify for 5,3 M-Cell Limited shares and 1,0 Johncom share at the allocation price.

None of the Directors exercised any of their share options during the year ended 31 March 2002.

GROUP FIVE YEAR REVIEW

Note: As a result of the M-Cell unbundling, the results for the current financial year are not strictly comparable with prior years.

	2002	2001***	2000	1999**	1998*
Income statement – extracts (Rm)					
Revenue	**5 475,4**	10 875,7	8 379,3	6 505,0	2 649,7
Earnings before interest, taxation, depreciation and amortisation ("Ebitda")	**954,6**	2 887,9	2 189,9	1 362,5	454,0
Profit from operations	**434,1**	1 588,9	1 454,7	807,7	279,5
Net finance (costs) income	**(117,1)**	(264,6)	(269,6)	(132,3)	45,5
Taxation	**(224,0)**	(641,4)	(437,5)	(250,1)	(100,1)
Minority interests	**(93,0)**	(524,2)	(619,6)	(395,9)	(241,6)
Attributable earnings	**2 717,6**	286,9	282,1	198,9	362,9
Headline earnings	**242,6**	424,2	278,4	158,3	152,5
Balance sheet – extracts (Rm)					
Property, plant and equipment	**407,7**	5 877,3	4 231,5	3 137,1	824,8
Intangible assets	**45,2**	2 901,7	536,1	175,4	135,8
Other non-current assets	**1 116,6**	10 759,6	1 089,4	1 008,4	853,2
Bank balances, deposits and cash	**243,8**	912,4	469,4	619,8	783,7
Other current assets	**1 332,7**	2 435,4	2 081,7	1 465,6	618,4
Total assets	**3 146,0**	22 886,4	8 408,1	6 406,3	3 215,9
Ordinary shareholders' interest	**1 600,6**	4 687,6	669,7	1 386,9	1 156,1
Minority interests	**27,6**	9 629,4	1 774,7	1 526,1	927,5
Total equity	**1 628,2**	14 317,0	2 444,4	2 913,0	2 083,6
Interest bearing liabilities	**645,0**	4 913,9	3 421,7	1 573,9	385,1
Non-current non-interest bearing liabilities	**109,7**	803,5	599,4	289,2	64,7
Current non-interest bearing liabilities	**763,1**	2 852,0	1 942,6	1 630,2	682,5
Total liabilities	**1 517,8**	8 569,4	5 963,7	3 493,3	1 132,3
Total equity and liabilities	**3 146,0**	22 886,4	8 408,1	6 406,3	3 215,9
Cash flow statement – extracts (Rm)					
Net cash generated from operations	**759,5**	3 113,8	1 751,1	1 425,1	407,0
Net cash from operating activities	**604,4**	2 820,0	1 425,0	1 212,8	360,1
Net cash (used in) from investing activities	**(1 126,3)**	(7 474,1)	(2 932,6)	(1 080,1)	170,6
Net cash (used in) from financing activities	**(275,9)**	6 207,0	282,1	500,0	9,6
Net cash and cash equivalents	**(215,6)**	647,4	(889,9)	585,7	663,9
Dividends paid	**—**	(107,1)	(88,0)	(73,2)	(42,3)
Cash and non-cash capital expenditure	**365,8**	2 390,0	1 637,5	1 127,2	352,8

* The results for the year ended 31 March 1998 have been restated to account for Millennium Entertainment Group Africa Limited and M-Cell Limited as subsidiaries. These results were previously equity accounted.

** The results for the year ended 31 March 1999 have been restated to reflect the results of Mobile Telephone Networks Holdings (Proprietary) Limited on a fully consolidated basis.

*** The results for the year ended 31 March 2001 have been restated in order to comply with the requirements of AC135, Investment Property. This statement requires assets that are classified as investment property be recognised at cost and depreciated. The assets were previously carried at cost.


PROFIT FROM OPERATIONS
(R MILLIONS)
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
400.0
200.0
1998
1999
2000
2001
2002


NET CASH INFLOW FROM
OPERATING ACTIVITIES (R MILLIONS)
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
1998
1999
2000
2001
2002

GROUP FIVE YEAR REVIEW continued

Note: As a result of the M-Cell unbundling, the results for the current financial year are not strictly comparable with prior years.

	2002	2001***	2000	1999**	1998*
Performance per ordinary share					
Headline earnings (cents)	**233**	452	351	237	252
Attributable earnings (cents)	**2 608**	306	356	298	600
Dividends (cents)	**—**	—	94	77	70
Net asset value (rand)					
– book value [(1)]	**15,36**	44,99	8,48	17,52	19,11
– based on directors' valuation of underlying investments	**22,65**	125,31	255,94	91,56	105,88
Returns and profitability ratios					
Return on assets (%) [(2)]	**21,6**	5,2	12,2	12,4	16,4
Return on average shareholders' funds (%) [(3)]	**7,7**	15,8	27,0	12,4	14,7
Ebitda margin (%)	**17,4**	26,6	26,1	20,9	17,1
Effective taxation rate (%)	**7,4**	44,2	32,7	29,6	19,2
Solvency and liquidity ratios					
Gearing (%) [(4)]	**24,6**	27,9	120,8	32,8	—
Interest cover (times) [(5)]	**3,0**	4,3	3,7	3,2	4,8
Current ratio [(6)]	**1,1:1**	0,9:1	0,7:1	1,2:1	1,7:1
Dividend cover (times) [(7)]	**—**	—	3,7	3,1	3,6
Long term borrowings to total assets (%)	**0,7**	17,7	17,9	23,5	8,2
Share performance					
Number of ordinary shares in issue					
– at year end (000's)	**104 189**	104 189	79 284	79 142	60 496
– weighted average during the year (000's)	**104 189**	93 768	79 263	66 703	60 477
Closing price (cents per share)	**1 250**	9 100	18 000	5 510	7 840
Market capitalisation (Rm)	**1 302,4**	9 481,2	14 271,1	4 360,7	4 742,9
Free float (%) [(8)]	**32,0**	12,7	18,5	15,1	21,4

Definitions

(1) Ordinary shareholders' interest divided by the number of ordinary shares in issue at year end.
(2) Profit after taxation as a percentage of the average of the opening and closing balances of total assets.
(3) Headline earnings as a percentage of the average of the opening and closing balances of ordinary shareholders' interest.
(4) Interest bearing liabilities (long term and short term) net of positive cash balances, as a percentage of total equity.
(5) Profit from operations divided by finance costs.
(6) Current assets divided by current liabilities.
(7) Total headline earnings divided by total dividend.
(8) Number of ordinary shares held by shareholders with less than 5% shareholding divided by the total number of ordinary shares in issue at year end.

* The results for the year ended 31 March 1998 have been restated to account for Millennium Entertainment Group Africa Limited and M-Cell Limited as subsidiaries. These results were previously equity accounted.

** The results for the year ended 31 March 1999 have been restated to reflect the results of Mobile Telephone Networks Holdings (Proprietary) Limited on a fully consolidated basis.

*** The results for the year ended 31 March 2001 have been restated in order to comply with the requirements of AC135, Investment Property. This statement requires assets that are classified as investment property be recognised at cost and depreciated. The assets were previously carried at cost.


GEARING RATIO (%)
120.0
100.0
80.0
60.0
40.0
20.0
1998
1999
2000
2001
2002
HEADLINE EARNINGS AND DIVIDEND PER SHARE (cents)
500.0
400.0
300.0
200.0
100.0
1998
1999
2000
2001
2002
HEADLINE EARNINGS
DIVIDEND

PRO FORMA FINANCIAL RESULTS OF JOHNNIC COMMUNICATIONS LIMITED
excluding the Telecommunications division

1. INTRODUCTION

Johnnic Communications Limited ("Johncom") unbundled substantially all of its shareholding in M-Cell Limited ("M-Cell") amounting to 552 203 364 shares as a distribution in specie on 9 July 2001. The remaining shares not distributed in terms of the unbundling, will be used to eliminate Johncom holding company debt and to fulfil obligations under the Johncom staff share incentive scheme.

2. PRO FORMA RESULTS

2.1 Pro forma income statements

	GROUP	
	For the year ended 31 March 2002 Rm #	For the year ended 31 March 2001 Rm *
Revenue	**3 032,0**	2 538,4
Ebitda	**191,6**	96,4
Depreciation and amortisation (including goodwill amortisation)	**(132,1)**	(114,2)
Profit (loss) from operations	**59,5**	(17,8)
Net finance costs	**(44,2)**	(81,6)
Share of profits of associates	**205,1**	174,2
Profit before taxation and exceptional items	**220,4**	74,8
Exceptional items	**(8,1)**	(45,5)
Profit before taxation	**212,3**	29,3
Taxation	**(70,2)**	(56,0)
Profit (loss) after taxation	**142,1**	(26,7)
Minority interests	**(13,3)**	(13,9)
Attributable earnings (loss)	**128,8**	(40,6)
Headline earnings per ordinary share (cents)	**140**	7
Attributable earnings (loss) per ordinary share (cents)	**124**	(43)
Net asset value per ordinary share (Rand)	**15,36**	15,64
Number of shares in issue ('000)	**104 189**	104 189

* Prepared on the basis that the unbundling was effected on 1 April 2000.
# Prepared on the basis that the unbundling was effected on 1 April 2001.

2.2 Pro forma balance sheets

The consolidated pro forma balance sheet of Johncom at 31 March 2001 is prepared on a basis that is consistent with the accounting policies of Johncom and assumes that the Johncom unbundling was effected on 31 March 2001.

The pro forma balance sheet has been prepared for illustrative purposes only and, because of its nature, it cannot give a complete picture of Johncom's financial position.

2. PRO FORMA RESULTS *(continued)*

2.2 Pro forma balance sheets *(continued)*

	GROUP	
	(1) At 31 March 2002 Rm	(2) At 31 March 2001 Rm
ASSETS		
Non-current assets		
Property, plant and equipment	**407,9**	388,9
Goodwill	**64,3**	40,0
Intangible assets	**45,2**	33,4
Investments and loans	**955,9**	907,9
Deferred taxation	**96,2**	51,5
Total non-current assets	**1 569,5**	1 421,7
Current assets	**1 576,5**	1 444,5
Bank balances, deposits and cash	**243,8**	107,5
Other current assets	**1 332,7**	1 337,0
Total assets	**3 146,0**	2 866,2
EQUITY AND LIABILITIES		
Capital and reserves		
Ordinary shareholders' interest [(3)]	**1 600,6**	1 629,5
Minority interests	**27,6**	7,7
Total equity	**1 628,2**	1 637,2
Non-current liabilities	**132,2**	263,1
Long term liabilities	**22,5**	165,5
Provision for post retirement medical costs	**108,0**	96,1
Deferred taxation	**1,7**	1,5
Current liabilities	**1 385,6**	965,9
Non-interest bearing liabilities	**763,1**	565,3
Interest bearing liabilities	**622,5**	400,6
Total equity and liabilities	**3 146,0**	2 866,2

(1) As per the audited Annual Financial Statements of Johncom as at 31 March 2002.
(2) Prepared on the basis that the unbundling was effected on 31 March 2001.
(3) Ordinary shareholders' interest includes the revaluation reserve in respect of the remaining M-Cell Limited shares revalued to market value at 31 March.

2.3 Pro forma cash flow statements

	For the year ended 31 March 2002 Rm #	For the year ended 31 March 2001 Rm *
Net cash from (used in) operating activities	**144,2**	(107,4)
Net cash used in investing activities	**(111,0)**	(235,1)
Net cash (used in) from financing activities	**(94,4)**	1 456,5
Net (decrease) increase in cash and cash equivalents	**(61,2)**	1 114,0
Cash and cash equivalents at beginning of year	**(156,3)**	(1 270,3)**
Foreign entities translation adjustment	**1,9**	—
Cash and cash equivalents at end of year	**(215,6)**	(156,3)

* Prepared on the basis that the unbundling was effected on 1 April 2000.
# Prepared on the basis that the unbundling was effected on 1 April 2001.
** Excludes M-Cell cash.

GROUP CASH VALUE ADDED STATEMENT
for the year ended 31 March 2002

	2002 Rm	2001 Rm
CASH VALUE ADDED		
Cash value generated from revenue	**5 785,5**	10 473,6
Cost of materials and services	**(4 013,1)**	(5 965,5)
Cash value added by operations	**1 772,4**	4 508,1
Finance income	**25,6**	103,6
Cash income from investments	**34,2**	15,4
	1 832,2	4 627,1
Cash value distributed		
Employees	**1 012,8**	1 203,7
Salaries, wages and other benefits	**863,4**	1 016,6
Employees' tax	**149,4**	187,1
Government	**542,4**	585,3
South Africa	**542,4**	581,3
– Taxes	**542,4**	390,7
– Licences	**—**	190,6
Foreign taxes	**—**	4,0
Providers of capital	**142,7**	475,3
Finance costs	**142,7**	368,2
Dividends	**—**	107,1
Total cash value distributed	**1 697,9**	2 264,3
Reinvested in the Group	**134,3**	2 362,8
	1 832,2	4 627,1

SHARE TRANSACTIONS TOTALLY ELECTRONIC ("STRATE")

The Company moved to STRATE, an electronic settlement platform for share transactions on 5 November 2001. The first trade date for electronic settlement was 26 November 2001, followed by the first electronic settlement date of 3 December 2001. Shareholders who have not lodged their paper share certificates for the dematerialisation process have not been able to trade their shares on the JSE Securities Exchange South Africa since 26 November 2001.

A shareholder who has not converted his share certificates into electronic form should submit his share certificates to a qualifying stockbroker or Central Securities Depository Participant ("CSDP"). The CSDP or qualifying stockbroker will open a share account for the shareholder and ensure that the shareholder's paper certificates are converted into an electronic record. Upon submission of share certificates to a CSDP or qualifying broker, the shareholder will receive a receipt as proof of ownership of the shares and will receive a statement bi-annually reflecting the status of this share account. Please note that the Company's transfer secretaries, Computershare Investor Services Limited, have registered an associated company, Computershare Services Limited, as a CSDP.

The drawback of holding a share certificate instead of dematerialising is the possibility of tainted scrip. This may arise when a genuine share certificate is lost or stolen and subsequently negotiated with a forged transfer document. If the shareholder who held the genuine share certificate claims the right to the securities indicated on it, chose to not dematerialise, the subsequent holder, who holds tainted scrip, purporting to give title to the same securities as the dispossessed member, may, without detection of the forgery proceed to convert the shares into an electronic record within STRATE.

STRATE has established a Dispossessed Members' Fund ("DMF") to provide compensation to bona fide dispossessed members in a dematerialised environment.

The DMF expires in September 2002 whereafter no compensation will be paid. A member would then have to seek rectification of the share register through the Court in terms of Section 115 of the Companies Act (1973).

INDEX TO ANNUAL FINANCIAL STATEMENTS
for the year ended 31 March 2002

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The Directors are required by the Companies Act to maintain adequate accounting records and to prepare Annual Financial Statements which fairly present the state of affairs of the Company and the Group as at the end of the financial year and the profit or loss for that year, in conformity with South African Statements of Generally Accepted Accounting Practice. The Annual Financial Statements are the responsibility of the Directors and it is the responsibility of the external auditors to report thereon. Their report to the members of the Company is set out on page 27 of this Annual Report.

To enable the Directors to meet these responsibilities, the Board sets standards and implements systems of internal control aimed at reducing the risk of error or loss in a cost-effective manner. These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties to ensure an acceptable level of risk. These controls are monitored throughout the Group, and all employees are required to maintain the highest ethical standards in ensuring that the Group's business practices are conducted in a manner which in all reasonable circumstances, is above reproach. The Directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comment by the independent external auditors on the result of their audit, that the internal accounting controls are adequate to ensure that the financial records may be relied upon for preparing the Annual Financial Statements and maintaining accountability for assets and liabilities.
Nothing has come to the attention of the Directors to indicate that any material breakdown in the functioning of these controls, procedures and systems has occurred during the year under review.

The Group has complied with South African Statements of Generally Accepted Accounting Practice, in preparing the Annual Financial Statements, which are based on appropriate accounting policies, consistently applied, and which have been supported by reasonable and prudent judgements and estimates. The Directors are of the opinion that the Annual Financial Statements fairly present the financial position of the Company and of the Group as at 31 March 2002, and the results of their operations and cash flows for the year then ended.

The Annual Financial Statements have been prepared on a going concern basis and the Directors have every reason to believe that the businesses will continue to operate on a going concern basis in the year ahead.

DIRECTORS' APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

The Annual Financial Statements and Group Annual Financial Statements which appear on pages 28 to 74 were approved by the Board of Directors on 19 June 2002 and are signed on its behalf by:



M E RAMANO
CHAIRPERSON



P C DESAI
GROUP FINANCIAL DIRECTOR

CERTIFICATE BY THE COMPANY SECRETARY

In terms of Section 268G (d) of the Companies Act, 1973, as amended, I certify that, to the best of my knowledge and belief, the Company has lodged with the Registrar of Companies for the financial year ended 31 March 2002 all returns required of a public company in terms of the Companies Act, and that these returns are true, correct and up to date.



J R MATISONN
COMPANY SECRETARY
JOHANNESBURG
19 JUNE 2002

REPORT OF THE INDEPENDENT AUDITORS

TO THE MEMBERS OF JOHNNIC COMMUNICATIONS LIMITED

We have audited the Annual Financial Statements and Group Annual Financial Statements of Johnnic Communications Limited set out on pages 28 to 74 for the year ended 31 March 2002. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the Annual Financial Statements and Group Annual Financial Statements fairly present, in all material respects, the financial position of the Company and the Group at 31 March 2002 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

DELOITTE & TOUCHE
REGISTERED ACCOUNTANTS AND AUDITORS
CHARTERED ACCOUNTANTS (SA)
WOODMEAD
19 JUNE 2002

DIRECTORS' REPORT

The Directors have pleasure in presenting their report on the activities of the Company and the Group for the year ended 31 March 2002.

NATURE OF BUSINESS

Johnnic Communications Limited ("Johncom") holds investments in the three business units of:

- Johnnic Entertainment - comprising the Group's interests in filmed entertainment, music and book retailing;
- Johnnic Publishing - representing the Group's major interests in newspaper publishing, magazines, books and maps; and
- Digital Media - comprising the Group's electronic media interests.

ASSOCIATED COMPANIES

Johncom has strategic holdings in the following companies:

CTP Holdings Limited (44,2%), the holding company of Caxton Publishers and Printers Limited, a printing and publishing company.

Electronic Media Network Limited (26,1%), a pay-television network with a subscriber base across Africa and the adjacent islands.

SuperSport International Holdings Limited (26,1%) provides sports related television, programming, franchising and merchandising, sports competitions, package travel tours and ownership of sports related assets such as professional sports teams.

FINANCIAL PERFORMANCE

Full details of the financials results are set out on pages 32 to 74.

SHARE CAPITAL

There have been no changes in the authorised and issued share capital of the Company. The general authority granted to Directors in respect of unissued ordinary shares is valid until the next Annual General Meeting which is to be held on 27 September 2002. At that meeting, share owners will be asked to consider an ordinary resolution placing the ordinary shares under the control of the Directors until the 2003 Annual General Meeting.

Acquisition of Company's own shares

At the last Annual General Meeting shareholders gave the Company, or a subsidiary, a general approval in terms of Sections 85 and 89 of the Companies Act, for the acquisition of shares of the Company. As this general approval remains valid only until the next Annual General Meeting, which is to be held on 27 September 2002, share owners will be asked at that meeting to consider a special resolution to renew this general approval until the year 2003 Annual General Meeting.

OWNERSHIP

The holding company is Johnnic Holdings Limited, which holds 62,48% of the Company's ordinary shares. The following shareholders held shares in excess of 5% of the ordinary shares of the Company:

	Number of shares	% of issued share capital
Johnnies Strategic Investment Holdings Limited	37 972 295	36,4%
Johnnic Pledged Account	27 125 901	26,0%
Allan Gray Asset Management	5 714 336	5,5%

None of the Directors held any shares in the Company, directly or indirectly, beneficially or non-beneficially at 31 March 2002. Subsequent to 31 March 2002, 427 500 options were granted to Directors at an option price of R11,90. An analysis of the shareholding is detailed on page 75.

THE JOHNNIC COMMUNICATIONS SHARE INCENTIVE SCHEME ("the Scheme")

The Company has a share incentive scheme to provide nominated Group Executive Directors and staff with an additional incentive to contribute to the Company's continuing growth and profitability. In terms of the Scheme, the total number of shares or options which may be allocated for the purposes of the Scheme shall not exceed shares which represent 5% of the total issued ordinary share capital of the Company from time to time. The unbundling of M-Cell Limited in the current year has substantially changed the market price of the Company's share price. At the forthcoming Annual General Meeting, share owners will be asked to consider an ordinary resolution increasing the limit of 5% for the purposes of a share scheme to 10% of the total issued ordinary share capital of the Company.

The following information is provided in accordance with the provisions of the share option scheme:

	31 March	
	2002	2001
Maximum number of ordinary shares that may be allocated	**5 209 466**	5 209 466
Number of options granted at beginning of year	**944 000**	1 009 500
Number of options granted during the year:		
At a subscription price of R135,00	**—**	42 000
At a subscription price of R148,00	**—**	5 000
At a subscription price of R 90,00	**116 100**	
Number of options which lapsed during the year	**(227 400)**	(112 500)
Number of options remaining at end of year	**832 700**	944 000
Number of ordinary shares reserved for the share option scheme at 31 March	**4 376 766**	4 265 466

Subsequent to 31 March 2002, a further 3 205 000 options were granted at a subscription price of R11,90.

Details of the Company's equity compensation benefits are set out in Annexure 5.

SUBSIDIARIES

A list of major subsidiaries, material to the financial position of the Company, is set out in Annexure 1 which forms part of this Annual Report. The interest of the Company in the attributable profits and losses of its subsidiaries after taking into account taxation and outside shareholders' interest for the years ended 31 March were:

	Year ended 31 March 2002 Rm	Year ended 31 March 2001 Rm
Profits	**185,6**	412,9
Losses	**135,6**	226,9

Details of special resolutions passed at general meetings of subsidiaries since 1 April 2001 are:

Adoption of New Memorandum and Articles of Association

- I-Net Bridge Retail Financial Solutions Limited;
- Music for Pleasure (Proprietary) Limited; and
- Picasso Headline (Proprietary) Limited.

Adoption of New Articles of Association

- Chappell Music (Africa) (Proprietary) Limited.

DIRECTORS' REPORT continued

SUBSIDIARIES *(continued)*

Change of name

- To Gallo Africa Limited from Gallo (Africa) Limited;
- To I-Net Bridge Retail Financial Solutions Limited from Eastern Province Newspapers Limited;
- To Johnnic Book Retail Limited from Central News Agency Limited;
- To Johnnic Publishing Eastern Cape (Proprietary) Limited from Times Media Eastern Cape (Proprietary) Limited;
- To LeadTrain (Proprietary) Limited from Xantium Trading 30 (Proprietary) Limited;
- To Map Integration Technologies (Proprietary) Limited from Struik Book Distributors (Proprietary) Limited;
- To My Acre of Africa Management (Proprietary) Limited from My Acre of Africa Productions (Proprietary) Limited;
- To Nu Metro Distribution (Proprietary) Limited from Warner Nu Metro Distribution (Proprietary) Limited;
- To Nu Metro Home Entertainment (Proprietary) Limited from Nu Metro Video (Proprietary) Limited;
- To Struik Book Distributors (Proprietary) Limited from College of Careers (Proprietary) Limited; and
- To Virtually HR (Proprietary) Limited from Seamo Investments 79 (Proprietary) Limited.

Amendment to Memorandum of Association to convert from "A" and "B" shares to ordinary shares

- Music for Pleasure (Proprietary) Limited.

Amendment to Memorandum of Association to Subdivide Shares

- Forum SA Trading 44 (Proprietary) Limited t/a Learning Channel.

Amendment to Memorandum of Association in respect of new main business and object

- LeadTrain (Proprietary) Limited;
- Map Integration Technologies (Proprietary) Limited;
- My Acre of Africa Management (Proprietary) Limited;
- Nu Metro Home Entertainment (Proprietary) Limited;
- Struik Book Distributors (Proprietary) Limited; and
- Virtually HR (Proprietary) Limited.

Amendment to Articles of Association providing for share buy-backs

- I-Net Bridge (Proprietary) Limited.

Amendment to Articles of Association providing for the minimum number of Directors and a quorum for Directors' meetings

- Johnnic Publishing Eastern Cape (Proprietary) Limited.

POST BALANCE SHEET EVENTS

Investments in preference shares in companies in which former Directors (P Edwards and I Charnley) are shareholders

Subsequent to the year end, preference shares in 51 Harrow Road Sandhurst (Proprietary) Limited and I Charnley (Proprietary) Limited, companies in which former Directors are shareholders, were redeemed and R7,9 million was received by the Company.

Sale of M-Cell Limited shares

On 10 April 2002, 443 592 M-Cell Limited shares retained on unbundling to eliminate debt were sold at R13,53 per share, realising a profit of R2,6 million.

DIVIDENDS

In view of the recent distribution in specie of R9,3 billion and the current levels of debt in the Group, the Directors have resolved not to declare a dividend for the year ended 31 March 2002. The unbundling of the major asset of the Company has required that the dividend policy for the focused Entertainment and Media Group be revisited. A dividend policy for the re-focused Group will be finalised in the new financial year.

DIRECTORS

The names of the Directors in office at the date of this report are set out on pages 4 and 5 of this Annual Report. The following changes took place during the year

Name	Appointed	Resigned
A C G Molusi	1 October 2001	
N Jacobsohn	1 October 2001	
P Edwards		1 October 2001
I Charnley		1 October 2001
L Morake	1 December 2001	
P E Mabyana		25 March 2002

Mr P C Desai was appointed the Group Financial Director of Johncom subsequent to year end, on 1 May 2002.
Mr M A Mosiuoa resigned as a Director on 19 June 2002.

COMPANY SECRETARY

Mr M R D Boyns resigned as Company Secretary on 1 December 2001 and Ms J R Matisonn was appointed in his place on the same date. Her business and postal address are reflected on page 80 of this Annual Report.

AUDITORS

Deloitte & Touche will continue in office in accordance with Section 270 (2) of the Companies Act, 1973.

JOHANNESBURG
19 JUNE 2002

INCOME STATEMENTS
for the year ended 31 March 2002

COMPANY				GROUP	
2001 Rm	**2002** **Rm**		Notes	**2002** **Rm**	2001 Rm
—	—	**Revenue**	3	**5 475,4**	10 875,7
—	—	Cost of sales		**(2 837,7)**	(5 034,3)
—	—	**Gross profit**		**2 637,7**	5 841,4
(1,1)	**(11,9)**	Operating expenses – net	5	**(1 683,1)**	(2 953,5)
(1,1)	**(11,9)**	**EBITDA**		**954,6**	2 887,9
—	—	Depreciation	6	**(320,8)**	(782,9)
—	—	Amortisation	7	**(61,8)**	(163,2)
(1,1)	**(11,9)**	**Profit (loss) from operations before goodwill amortisation**		**572,0**	1 941,8
—	—	Goodwill amortisation	16	**(137,9)**	(352,9)
(1,1)	**(11,9)**	**Profit (loss) from operations**		**434,1**	1 588,9
(76,8)	**(22,7)**	Finance costs	8	**(142,7)**	(368,2)
93,2	**3 658,2**	Finance income	9	**25,6**	103,6
—	—	Share of profits of associates		**204,8**	173,6
15,3	**3 623,6**	**Profit before taxation and exceptional items**		**521,8**	1 497,9
—	**(413,2)**	Exceptional items	10	**2 512,8**	(45,4)
15,3	**3 210,4**	**Profit before taxation**		**3 034,6**	1 452,5
—	—	Taxation	11	**(224,0)**	(641,4)
15,3	**3 210,4**	**Profit after taxation**		**2 810,6**	811,1
—	—	Minority interests		**(93,0)**	(524,2)
15,3	**3 210,4**	**Attributable earnings**		**2 717,6**	286,9
		Basic earnings per ordinary share (cents)	12		
		– headline		**233**	452
		– attributable		**2 608**	306

BALANCE SHEETS
at 31 March 2002

COMPANY				GROUP	
2001 Rm	**2002 Rm**		Notes	**2002 Rm**	2001 Rm
		ASSETS			
		Non-current assets			
—	—	Property, plant and equipment	14	**407,7**	5 877,3
—	—	Investment property	15	**0,2**	0,2
—	—	Goodwill	16	**64,3**	9 515,7
—	—	Intangible assets	17	**45,2**	2 901,7
4 325,8	**999,6**	Interests in subsidiaries	18		
329,5	**329,5**	Interests in associated companies	19	**933,1**	898,4
—	—	Investments	20	**12,5**	23,9
—	—	Deferred taxation	28	**96,2**	88,8
—	—	Loans	21	**10,3**	232,6
4 655,3	**1 329,1**	**Total non-current assets**		**1 569,5**	19 538,6
57,7	**350,6**	**Current assets**		**1 576,5**	3 347,8
—	—	Inventories	22	**310,7**	525,8
40,6	—	Trade and other receivables	23	**671,6**	1 901,2
0,4	—	Taxation prepaid		**1,2**	8,4
—	**349,2**	Listed equity	24	**349,2**	—
16,7	**1,4**	Bank balances, deposits and cash		**243,8**	912,4
4 713,0	**1 679,7**	**Total assets**		**3 146,0**	22 886,4
		EQUITY AND LIABILITIES			
		Capital and reserves			
3 843,7	**824,1**	Share capital and premium	25	**824,1**	3 843,7
657,2	**109,1**	Accumulated profits		**69,9**	357,4
—	**150,6**	Other reserves	26	**706,6**	486,5
4 500,9	**1 083,8**	**Ordinary shareholders' interest**		**1 600,6**	4 687,6
		Minority interests		**27,6**	9 629,4
4 500,9	**1 083,8**	**Total equity**		**1 628,2**	14 317,0
—	—	**Non-current liabilities**		**132,2**	4 858,2
—	—	Long term borrowings	27	**22,5**	4 054,7
—	—	Provision for post-retirement medical aid		**108,0**	96,1
—	—	Deferred taxation	28	**1,7**	707,4
212,1	**595,9**	**Current liabilities**		**1 385,6**	3 711,2
0,3	**128,2**	Trade and other payables	29	**681,4**	2 244,5
—	—	Provisions	30	**62,1**	114,3
—	—	Tax liabilities		**19,6**	493,2
211,8	**467,7**	Bank overdrafts and other short term borrowings	27	**622,5**	859,2
4 713,0	**1 679,7**	**Total equity and liabilities**		**3 146,0**	22 886,4

CASH FLOW STATEMENTS
for the year ended 31 March 2002

COMPANY				GROUP	
2001 Rm	**2002 Rm**		Notes	**2002 Rm**	2001 Rm
		OPERATING ACTIVITIES			
—	**—**	Cash receipts from customers		**5 785,5**	10 473,6
(0,8)	**(11,7)**	Cash paid to suppliers and employees		**(5 026,0)**	(7 359,8)
(0,8)	**(11,7)**	Net cash generated by (used in) operations	32	**759,5**	3 113,8
(76,8)	**(22,7)**	Finance costs		**(142,7)**	(356,4)
9,6	**17,7**	Finance income		**25,1**	103,1
—	**0,4**	Taxation (paid) refunded		**(37,5)**	(40,5)
(68,0)	**(16,3)**	***Net cash from (used in) operating activities***		**604,4**	2 820,0
		INVESTING ACTIVITIES			
87,3	**251,2**	Cash income from investments	33	**34,2**	15,4
—	**—**	Finance costs		**—**	(11,8)
—	**—**	Finance income		**0,5**	0,5
—	**27,0**	Proceeds on disposal of investments	34	**36,9**	0,8
—	**—**	Proceeds on disposal of property, plant and equipment		**59,5**	19,8
—	**—**	Acquisition of property, plant and equipment:	36	**(365,8)**	(2 363,6)
—	**—**	– To maintain operations		**(316,2)**	(89,2)
—	**—**	– To expand operations		**(49,6)**	(2 274,4)
—	**—**	Acquisition of intangible assets	17	**(1,7)**	(2 387,2)
(90,9)	**61,8**	Net increase (decrease) in amounts owing to subsidiaries			
(32,4)	**—**	Acquisition of interest in associated companies and other investments	34	**(5,9)**	(84,7)
(2 517,0)	**(61,8)**	Acquisition of minority interests in subsidiaries	34	**(8,5)**	(2 575,4)
—	**—**	Acquisition of interests in joint ventures	34	**—**	(90,9)
		Net assets of subsidiaries acquired less disposals	35	**(48,1)**	(5,8)
—	**—**	Net increase in loans to associated companies	34	**(5,9)**	—
—	**—**	Net increase in long term receivables and loans		**(9,7)**	3,4
—	**—**	Decrease in loans to employee share incentive schemes		**—**	5,4
—	**—**	Outflow of cash due to unbundling		**(811,8)**	—
(2 553,0)	**278,2**	**Net cash (used in) from investing activities**		**(1 126,3)**	(7 474,1)
		FINANCING ACTIVITIES			
(9,8)	**—**	Cash dividends paid	37	**—**	(107,1)
(37,7)	**(68,2)**	Net (decrease) increase in borrowings		**(299,7)**	2 451,9
3 790,1	**—**	Shareholder funding net of share issue expenses		**—**	3 790,1
—	**—**	Funding received from outside shareholders		**23,8**	65,0
—	**—**	Proceeds on issue of convertible debentures		**—**	7,1
3 742,6	**(68,2)**	***Net cash (used in) from financing activities***		**(275,9)**	6 207,0
1 121,6	**193,7**	**Net (decrease) increase in cash and cash equivalents**		**(797,8)**	1 552,9
(1 706,9)	**(585,3)**	**Cash and cash equivalents at beginning of year**	38	**647,4**	(889,9)
—	**—**	Foreign entities translation adjustment		**(65,2)**	(15,6)
(585,3)	**(391,6)**	**Cash and cash equivalents at end of year**	38	**(215,6)**	647,4

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

GROUP

	Share capital Rm	Share premium Rm	Accumulated profits Rm	Other reserves Rm	Total Rm
Balance at 31 March 2000	7,9	—	202,8	461,7	672,4
Change in accounting policy	—	—	(2,7)	—	(2,7)
Restated balance at 31 March 2000	7,9	—	200,1	461,7	669,7
Adjustments arising on changes in the composition of the Group	—	—	(45,7)	(14,2)	(59,9)
Net profit attributable to ordinary shareholders for the year	—	—	286,9	—	286,9
Net transfers between reserves	—	—	(84,1)	84,1	—
Net exchange differences arising on translation of foreign entities	—	—	—	(5,7)	(5,7)
Capitalisation share award and dividends	—	—	—	(38,8)	(38,8)
Share capital issued at a premium less share issue expenses	2,5	3 833,3	—	—	3 835,8
Other	—	—	0,2	(0,6)	(0,4)
Balance at 31 March 2001	10,4	3 833,3	357,4	486,5	4 687,6
Adjustments arising on changes in the composition of the Group	—	—	(40,6)	—	(40,6)
Net profit attributable to ordinary shareholders for the year	—	—	2 717,6	—	2 717,6
Net transfers between reserves	—	—	(42,6)	42,6	—
Net exchange differences arising on translation of foreign entities	—	—	—	25,8	25,8
Goodwill previously written off reinstated	—	784,4	2 551,1	—	3 335,5
Distribution in specie	—	(3 804,0)	(5 473,0)	—	(9 277,0)
Revaluation of listed equity to market value	—	—	—	164,9	164,9
Fair value adjustment released on disposal of listed equity	—	—	—	(14,3)	(14,3)
Other	—	—	—	1,1	1,1
Balance at 31 March 2002	**10,4**	**813,7**	**69,9**	**706,6**	**1 600,6**
Notes	25	25		26	

COMPANY

	Share capital Rm	Share premium Rm	Accumulated profits Rm	Other reserves Rm	Total Rm
Balance at 31 March 2000	7,9	—	641,9	38,8	688,6
Net profit attributable to ordinary shareholders for the year	—	—	15,3	—	15,3
Capitalisation share award and dividends	—	—	—	(38,8)	(38,8)
Share capital issued at a premium less share issue expenses	2,5	3 833,3	—	—	3 835,8
Balance as at 31 March 2001	10,4	3 833,3	657,2	—	4 500,9
Net profit attributable to ordinary shareholders for the year	—	—	3 210,4	—	3 210,4
Goodwill previously written off reinstated	—	784,4	1 714,5	—	2 498,9
Distribution in specie	—	(3 804,0)	(5 473,0)	—	(9 277,0)
Revaluation of listed equity to market value	—	—	—	164,9	164,9
Fair value adjustment released on disposal of listed equity	—	—	—	(14,3)	(14,3)
Balance at 31 March 2002	**10,4**	**813,7**	**109,1**	**150,6**	**1 083,8**
Notes	25	25		26	

NOTES TO THE ANNUAL FINANCIAL STATEMENTS
for the year ended 31 March 2002

1. PRESENTATION OF FINANCIAL STATEMENTS

These financial statements are presented in South African rands since that is the currency in which the majority of the Group's transactions are denominated.

In the current year's financial statements, the following principal accounting policies are consistent in all material respects with those of the previous year, except for investment property.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, with the exception of the revaluation of property, plant and equipment, in accordance with South African Statements of Generally Accepted Accounting Practice.

The principal accounting policies adopted are set out below:

Basis of consolidation

The Group financial statements incorporate the financial statements of Johnnic Communications Limited and all its subsidiaries for the year ended 31 March 2002. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the Group income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All material intercompany transactions and balances between Group enterprises are eliminated on consolidation.

Interests in associated companies

An associate company is an enterprise over which the Group exercises significant influence over its financial and operating policies, but which it does not control.

Investments in associated undertakings are accounted for using the equity method of accounting. The carrying amount of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

The Group's share of post-acquisition reserves of associated companies, which is generally determined from their latest audited financial statements, is included in the carrying value of the investments, and the annual contribution attributable to the Group is transferred to non-distributable reserves.

Where the Group transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

In the Company's Annual Financial Statements, associated companies are carried at cost less amounts written off.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the proportionate consolidation method of accounting. The Group's share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Where the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture except where unrealised losses provide evidence of an impairment of the asset transferred.

Goodwill

Goodwill arising on consolidation represents the excess of the costs of acquisition over the Group's interests in the fair value of identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill arising on acquisitions prior to 31 March 2000, was charged in full to reserves.

Goodwill arising on the acquisitions subsequent to 31 March 2000, is reported in the balance sheet as intangible assets, and is amortised on a straight-line basis over its useful life, generally not exceeding 20 years.

Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries and jointly controlled entities is presented separately in the balance sheet.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of income.

Investments

Investments, including those in subsidiaries, are stated at cost, less amounts written off where there has been a permanent diminution in value.

Where an investment is acquired in a non-monetary exchange, its cost is determined by reference to its fair value at the effective date of acquisition. Where such fair value is not readily determinable, the cost is based on fair value of the asset given up.

Long term investments, where the Group is not in a position to exercise significant influence or joint control, are stated at cost less impairment loss, where the investment's carrying amount exceeds its estimated recoverable amount.

Listed equities

Marketable securities are carried at market value, and are shown under current assets, as listed equities. Market value is calculated by reference to the stock exchange quoted selling price at the close of business on the balance sheet date.

The unrealised gains or losses on the revaluation of marketable securities are transferred to a revaluation surplus.

On disposal of an investment the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement. On disposal of a marketable security, amounts in revaluation and other reserves relating the that marketable security, are transferred to the income statement.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES *(continued)*

Revenue recognition

Revenue represents the net invoiced value of goods and services provided to third parties (excluding Value Added Tax). Revenue is recognised at the date of publication or the date that goods are delivered to customers or services provided.

Other income earned by the Group is recognised on the following bases:

- Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable;
- Dividend income from investments is recognised when the shareholders' rights to receive payment is established; and
- Royalty income is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Music, film and video contract advances

Music contract advances are written off on payment or release of the product, whichever is the earlier. Film and video contract advances are written off on first release of the relevant product.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are capitalised at the estimated present value of the underlying lease payments at the date of acquisition. The corresponding liability to the lessor, net of finance charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitment and fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of interest on the remaining balance of the obligation for each accounting period.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant leases.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or resale) are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings is capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

Employee benefits

Short-term employee benefits

Remuneration to employees in respect of services rendered during a reporting period is recognised as an expense in that reporting period. Provision is made for accumulated leave.

Equity compensation plans

Where employees exercise options in terms of the rules and regulations of the Johnnic Communications Limited share incentive scheme, shares are issued to participants as beneficial owners. The Directors procure a listing of these shares on the JSE Securities Exchange South Africa on which the Company's shares are listed and quoted. In exchange, employees entitled to such share options pay in cash a consideration equal to the option price allocated to them. The nominal value of shares issued is credited to share capital and the difference between the nominal value and the option price is credited to share premium.

Termination benefits

Termination benefits are charged against income when the Group is committed to terminating the employment of an employee or group of employees before their normal retirement date.

Post-employment benefits

The cost of post-retirement benefits is made up of those obligations which the Group has towards current and retired employees. These obligations can be divided into the following categories, and are determined as set out below:

Defined contribution plans

Retirement and provident funds

Contributions to defined contribution plans in respect of services during a period, are recognised as an expense in that period.

Defined benefit plans

Pension funds

The current cost in respect of defined benefits plans is recognised as an expense in the current period. Actuarial gains and losses which exceed 10% of the greater of the present value of the Group's pension obligations and the fair value of the plan assets are amortised over the expected average remaining working lives of the participating employees. Past service costs, experience adjustments, the effect of changes in actuarial assumptions and the effects of planned amendments in respect of existing employees are recognised as an expense or income systematically over the expected remaining service period of those employees, using the projected unit credit method. The funds are actuarially valued every three years.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES *(continued)*

Employee benefits *(continued)*

Post-employment benefits *(continued)*

Defined benefit plans (continued)

Post-retirement medical aid costs

The post-retirement medical aid liability is recognised as an expense systematically over the remaining service period of employees using the projected unit credit method.

Independent actuarial valuations are conducted every three years. Experience adjustments, the effects of changes in actuarial assumptions and the effects of planned amendments in respect of eligible employees are recognised as an expense or income systematically over the remaining service period of those employees. Adjustments pertaining to retired employees are recognised immediately as an expense. Between actuarial valuations, the provision is adjusted in accordance with rates supplied by the actuaries.

Earnings per ordinary share

Attributable earnings per ordinary share are calculated on the weighted average number of ordinary shares in issue during the period and are based on the net profit attributable to ordinary shareholders.

Headline earnings per ordinary share are calculated on the weighted average number of ordinary shares in issue during the period and are based on the earnings attributable to ordinary shareholders, after excluding exceptional items. Details of the adjustments to earnings attributable to ordinary shareholders are provided in Note 12 to the Annual Financial Statements.

Diluted earnings per ordinary share is calculated on the diluted weighted average number of ordinary shares in issue based on:

i) The weighted number of ordinary shares in issue to which is added –

ii) The weighted average number of ordinary options allocated in terms of the share incentive scheme.

Dividends declared

Dividends declared and related taxation thereon at reporting intervals are charged to income only when the dividend is declared.

Deferred taxation

Deferred taxation is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Current substantially enacted tax rates are used to determine deferred taxation.

Under this method the Group is required to make provision for deferred taxation on the revaluations of certain non-current assets and, in relation to an acquisition, on the difference between the fair values of the net assets acquired and their tax base. Provision for taxes, mainly withholding taxation, which could arise on the remittance of accumulated profits, principally relating to subsidiaries, is only made where a decision has been made to remit such earnings.

No deferred taxation is recognised if the temporary difference arises from goodwill or from the initial recognition of an asset which has no impact on accounting profit or taxable income.

The principal temporary differences arise from depreciation on property, plant and equipment, revaluations of certain non-current assets, provisions for pensions and other post-retirement expenses and/or tax losses carried forward. Deferred taxation assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the unused tax losses can be utilised.

Property, plant and equipment

Property, plant and equipment, other than land, are stated at *cost less accumulated depreciation.*

Depreciation is charged so as to write off the cost of property, plant and equipment to their estimated residual values (other than properties under construction), over their estimated useful lives using the straight-line method, on the following bases:

Plant, furniture and equipment	10% – 50% per annum
Leasehold improvements	10% – 20% per annum

(leasehold improvements are depreciated over the term of the lease)

Buildings	2% – 20% per annum
Aircraft and vehicles	20% – 25% per annum

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between sales proceeds and the carrying amount of the asset and is recognised in income when the asset is sold or retired.

Impairment

An annual impairment review of assets is carried out by comparing the net book value of the assets with their recoverable amounts. Recoverable amounts are based on the higher of the value in use and the net selling price.

Value in use is determined by applying a discount rate to the anticipated pre-tax cash flow for the remaining useful life of the asset.

Where the recoverable amount is less than the net book value, the impairment is charged against income to reduce the carrying amount of the affected assets to recoverable amounts.

The revised carrying amounts are amortised on a systematic basis over the remaining useful life of such affected assets.

Patents and trademarks

The initial cost of acquiring patents, trademarks and licences is capitalised as an intangible asset and amortised on the straight-line basis over the expected useful life of the asset, which is on average 10 years, but generally not exceeding 20 years.

The carrying amount of each intangible asset is reviewed annually and adjusted for impairment where it is considered necessary.

The cost of renewing patents and trademarks is charged to the income statement when incurred.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES *(continued)*

Publishing titles

The cost of acquiring publishing titles is capitalised as an intangible asset and amortised on a straight-line basis over 5 years.

Costs to develop publishing titles internally are charged to the income statement when incurred.

Deferred expenditure

Connection incentive costs of all cellular subscribers with fixed period contracts are capitalised and amortised over one year. The capitalisation of these costs is limited to the net connection incentive costs paid to service providers.

The cellular licence fees and certain other items of deferred expenditure which are considered to have an enduring benefit are capitalised and amortised on the straight-line basis over an appropriate period so as to match expenditures with future related economic benefits. The amortisation periods are as follows:

Licence fees	15 years
Other deferred expenditure	5 years

Inventories

Inventories are stated at the lower of cost or net realisable value on a weighted average and first-in-first-out basis. Cost comprises direct materials and, where applicable direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution. Where appropriate, provision is made for slow moving, obsolete and defective inventories.

Cash and cash equivalents

Cash and cash equivalents consist of bank balances, deposits and cash, net of bank overdrafts for purposes of the cash flow statement.

Provisions

A provision is recognised when there is a legal or constructive obligation, as a result of a past event for which it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Foreign currencies

In order to hedge its exposure to foreign exchange risks, the Group utilises financial instruments including forward exchange contracts in the management of exchange rates exposures. Transactions in foreign currencies are recorded at spot rates ruling on the transaction date. Where a related forward exchange contract is entered into, the costs of hedging are included in the measurement of the underlying transaction. Assets and liabilities in foreign currencies are translated to rand at rates of exchange ruling at the end of the financial year. Translation gains and losses are included in the results for the year. Where a related forward exchange contract is designated as a hedge, the costs of hedging are included in the measurement of the underlying transaction. Where forward exchange contracts are not designated as hedges, they are marked to market at year end and the exchange differences are included in the income statement.

Financial statements of foreign entities are translated to rand as follows:

- Assets and liabilities at rates of exchange ruling at the end of the year; and
- Income statement items at weighted average rates of exchange for the year.

Differences arising on translation are taken directly to non-distributable reserves.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity subsequent to 31 March 2000 are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments

Financial assets

The Group's principal financial assets are bank balances, deposits and cash, trade and other receivables and listed equities. Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities

Financial liabilities are classified according to the substance of the contractual arrangements entered into.

Significant financial liabilities include finance lease obligations, interest-bearing bank loans and overdrafts, convertible loan notes and trade and other payables.

Interest bearing bank loans and overdrafts, and convertible loans notes are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instruments to the extent that they are not settled in the period in which they arise.

Trade and other payables are stated at their nominal value.

Comparatives

Where appropriate, comparative figures have been adjusted to facilitate disclosure. As a result of the M-Cell unbundling in the current financial year, the results are not strictly comparable with that of the prior year.

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		3. REVENUE		
		The Group's revenue is analysed as follows:		
—	—	Telecommunications	**2 443,4**	8 337,3
—	—	Entertainment	**1 871,2**	1 539,7
—	—	Media	**1 065,5**	947,0
—	—	Digital media	**95,3**	51,7
—	—	**Total revenue**	**5 475,4**	10 875,7

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

The segment information set out below is based on the requirements of AC115 Segment Reporting (revised 1998).

4.1 Business segments

For management reporting purposes, the Group was organised into four operating divisions prior to the unbundling of the telecommunications division – telecommunications, entertainment, media and digital media. These divisions are the basis on which the Group reports its primary segment information as set out below:

	Telecommunications Rm	Entertainment Rm	Media Rm	Digital media Rm	Other* Rm	Group Rm
2002						
REVENUE						
External sales	2 443,4	1 871,2	1 065,5	95,5	—	5 475,6
Intra-segment	—	—	—	(0,2)	—	(0,2)
Total revenue	2 443,4	1 871,2	1 065,5	95,3	—	5 475,4
Intra-segment sales are charged at cost plus a percentage profit mark-up.						
2002						
EBITDA	763,0	97,5	119,6	(18,9)	(6,6)	954,6
2002						
OTHER INFORMATION						
Capital expenditure (property, plant and equipment)	256,3	75,2	24,8	9,5	—	365,8
Capital expenditure (intangible assets)	—	—	1,7	—	—	1,7
Depreciation and amortisation	266,0	65,1	31,1	18,9	1,5	382,6
Other non-cash expenses	—	70,5	—	—	—	70,5

*Other comprises head office transactions and consolidation entries.

	Telecommunications Rm	Entertainment Rm	Media Rm	Digital media Rm	Other* Rm	Group Rm
4. BUSINESS AND GEOGRAPHICAL SEGMENTS (*continued*)						
4.1 Business segments (*continued*)						
2002						
BALANCE SHEET						
ASSETS						
Segment assets	—	1 111,5	599,1	121,9	380,4	2 212,9
Interests in associated companies	—	192,3	724,1	16,7	—	933,1
Consolidated total assets	—	1 303,8	1 323,2	138,6	380,4	3 146,0
LIABILITIES						
Segment liabilities	—	684,5	338,2	261,0	234,1	1 517,8
2001						
REVENUE						
External sales	8 345,3	1 539,7	947,0	51,7	—	10 883,7
Intra-segment	(8,0)	—	—	—	—	(8,0)
Total revenue	8 337,3	1 539,7	947,0	51,7	—	10 875,7
Intra-segment sales are charged at cost plus a percentage profit mark-up.						
2001						
EBITDA	2 791,5	53,1	72,1	(24,4)	(4,4)	2 887,9
2001						
OTHER INFORMATION						
Capital expenditure (property, plant and equipment)	2 219,0	130,9	23,4	9,8	6,9	2 390,0
Capital expenditure (intangible assets)	2 385,4	—	1,8	—	—	2 387,2
Depreciation and amortisation	836,9	57,4	33,8	16,4	1,6	946,1
Other non-cash expenses	—	—	11,4	—	—	11,4
2001						
BALANCE SHEET						
ASSETS						
Segment assets	22 266,7	1 169,3	599,4	82,9	(2 130,3)	21 988,0
Interests in associated companies	16,2	208,4	664,9	8,9	—	898,4
Consolidated total assets	22 282,9	1 377,7	1 264,3	91,8	(2 130,3)	22 886,4
LIABILITIES						
Segment liabilities	7 372,2	724,0	246,4	169,8	57,0	8 569,4

*Other comprises head office transactions and consolidation entries.

	GROUP	
	2002	2001

4. BUSINESS AND GEOGRAPHICAL SEGMENTS *(continued)*

4.1 Business segments *(continued)*

The average number of employees for the year for each of the Group's principal divisions was as follows:

	2002	2001
Telecommunications	**—**	3 168
Entertainment	**2 838**	3 361
Media	**2 092**	2 188
Digital media	**300**	134
Head office and administration	**8**	35
	5 238	8 886

4.2 Geographical segments

For management reporting purposes, the Group is organised into three geographical segments, namely South Africa, Rest of Africa and Other overseas operations. Operations in the Rest of Africa are located in Cameroon, Ghana, Nigeria, Rwanda, Swaziland and Uganda. Other overseas operations are located in Australia, New Zealand and United Kingdom.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	GROUP	
Revenue by geographical market:	**2002 Rm**	2001 Rm
South Africa	**4 546,2**	10 010,6
Rest of Africa	**160,0**	377,1
Other overseas operations	**769,2**	488,0
	5 475,4	10 875,7
Employees by geographical location:		
South Africa	**4 678**	7 696
Rest of Africa	**1**	511
Other overseas operations	**559**	679
	5 238	8 886

The following is an analysis of the carrying amount of segment assets, and additions to property, plant, equipment, goodwill and intangible assets, analysed by geographical area in which the assets are located:

	Carrying amount of segment assets		**Additions to property, plant, equipment and intangible assets**	
	2002 Rm	2001 Rm	**2002 Rm**	2001 Rm
Assets excluding goodwill	**3 081,7**	13 370,7	**367,5**	4 777,2
– South Africa	**2 785,4**	9 281,9	**320,0**	2 039,6
– Rest of Africa	**—**	3 842,4	**—**	2 718,4
– Other overseas operations	**296,3**	246,4	**47,5**	19,2
Goodwill	**64,3**	9 515,7	**—**	—
	3 146,0	22 886,4	**367,5**	4 777,2

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		5. OPERATING EXPENSES – NET **are stated after taking account of the following items:**		
0,2	**0,3**	Auditors' remuneration	**7,4**	10,4
0,2	**0,3**	Audit fees	**5,9**	7,2
—	**—**	Fees for other services	**1,4**	3,1
—	**—**	Expenses	**0,1**	0,1
—	**—**	Operating lease charges	**198,4**	263,1
—	**—**	– land and buildings	**171,7**	169,8
—	**—**	– equipment and vehicles	**26,7**	93,3
—	**—**	Net foreign exchange gains	**(23,9)**	(15,1)
—	**0,1**	Fees (received) paid for services	**(17,1)**	(12,4)
—	**—**	– administrative	**(21,7)**	(17,1)
—	**0,1**	– secretarial	**0,3**	0,7
—	**—**	– technical	**4,3**	4,0
—	**—**	(Profit) loss on disposal of property, plant and equipment (Note 14)	**(0,6)**	7,3
—	**—**	Charge for post-retirement benefits	**16,0**	6,6
—	**—**	Retirement plan contributions	**51,7**	74,2
—	**—**	– defined contribution plans	**51,3**	57,8
—	**—**	– defined benefit plans	**0,4**	16,4
—	**—**	Staff costs	**773,9**	1 163,9
—	**—**	Repairs and maintenance	**88,8**	182,3
—	**—**	Research and development costs	**10,2**	5,6
		6. DEPRECIATION		
—	**—**	Plant, furniture and equipment	**302,7**	746,7
—	**—**	Capitalised leased assets	**8,4**	9,2
—	**—**	Leasehold improvements	**5,5**	12,3
—	**—**	Aircraft and vehicles	**3,7**	9,2
—	**—**	Buildings	**0,5**	5,5
—	**—**		**320,8**	782,9
		7. AMORTISATION		
—	**—**	Licence fees	**26,9**	42,0
—	**—**	Connection incentives	**23,6**	102,3
—	**—**	Publishing titles	**6,3**	7,9
—	**—**	Patents and trademarks	**4,3**	1,9
—	**—**	Other deferred expenditure	**0,7**	9,1
—	**—**		**61,8**	163,2

NOTES TO THE ANNUAL FINANCIAL STATEMENTS continued
for the year ended 31 March 2002

COMPANY			GROUP	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		8. FINANCE COSTS		
76,8	**22,7**	Interest on borrowings	**139,3**	369,2
—	**—**	Interest on obligations under finance leases	**3,4**	1,7
76,8	**22,7**	Total borrowing costs	**142,7**	370,9
—	**—**	Less: Amount capitalised	**—**	(2,7)
76,8	**22,7**		**142,7**	368,2
		9. FINANCE INCOME		
9,6	**17,7**	**Interest received**	**25,1**	103,6
4,2	**2,9**	– bank deposits	**19,7**	103,0
4,8	**14,8**	– subsidiaries		
—	**—**	– associated companies	**0,5**	—
0,6	**—**	– other	**4,9**	0,6
83,6	**3 640,5**	**Dividends received**	**0,5**	—
60,5	**3 606,3**	– subsidiaries		
23,1	**34,2**	– associated companies	**—**	—
—	**—**	– investments	**0,5**	—
93,2	**3 658,2**		**25,6**	103,6
		10. EXCEPTIONAL ITEMS		
—	**—**	Impairment of investments	**31,1**	44,0
—	**—**	Costs associated with rationalisation and restructuring	**2,1**	8,0
—	**—**	Warranty claim	**—**	1,0
—	**—**	Payout of share options	**—**	(0,1)
—	**297,3**	(Surplus) deficit on M-Cell unbundling	**(2 520,9)**	—
—	**(11,9)**	Surplus realised on sale of M-Cell Limited shares	**(11,9)**	—
—	**127,8**	Impairment of loan to subsidiary		
—	**—**	Associated companies' exceptional items	**(9,2)**	(1,4)
—	**—**	Surplus on disposal of investments	**(4,0)**	(6,1)
—	**413,2**		**(2 512,8)**	45,4

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		11. TAXATION		
—	—	**Current taxation**	**192,5**	454,7
		SA normal taxation		
—	—	Current year	**185,1**	483,1
—	—	Prior year under (over) provisions	**5,6**	(43,3)
—	—	– SA normal taxation	**5,6**	(43,2)
—	—	– Foreign and withholding taxation	**—**	(0,1)
—	—	Secondary taxation on companies	**0,3**	6,9
—	—	Foreign and withholding taxation	**1,5**	8,0
—	—	**Deferred taxation** (Note 28)	**(38,7)**	133,2
—	—	Current year	**(30,1)**	144,4
—	—	Prior year overprovisions	**(8,6)**	(11,2)
—	—	Taxation attributable to the Company and its subsidiaries	**153,8**	587,9
—	—	Share of taxation attributable to associated companies	**70,2**	53,5
—	—		**224,0**	641,4

South African normal taxation is calculated at 30% (2001: 30%) of the estimated taxable income for the year.

Taxation for foreign jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		Tax losses		
—	—	Estimated assessable losses available for the reduction of future taxable income	**229,9**	268,0

%	%	**Tax rate reconciliation**	%	%
		The charge for the year can be reconciled to the effective rate of taxation as follows:		
30,0	**30,0**	Taxation at the standard rate	**30,0**	30,0
—	**0,1**	Tax effect of expenses that are not deductible in determining taxable profit	**2,9**	9,7
—	**0,1**	Deferred taxation not raised on assessed losses	**0,4**	0,9
—	—	Difference in rate of taxation of associated companies	**0,4**	—
—	—	Deferred taxation asset not recognised in subsidiary	**0,2**	2,7
—	—	Capital profits	**—**	0,9
—	**3,8**	Exceptional items	**(25,0)**	—
(30,0)	**(34,0)**	Exempt income	**(0,3)**	(0,1)
—	—	Effect of different tax rates of subsidiaries operating in other jurisdictions	**—**	(1,1)
—	—	Other	**(1,2)**	1,2
—	—	Effective rate of taxation for the year	**7,4**	44,2

12. EARNINGS PER ORDINARY SHARE

The calculation of headline earnings per ordinary share is based on the headline earnings attributable to ordinary shareholders of R242,6 million (2001: R424,2 million) and a weighted average of 104 189 314 (2001: 93 767 495) ordinary shares in issue during the year.

The calculation of diluted earnings per ordinary share for the 2001 financial year, is based on the headline earnings attributable to ordinary shareholders of R424,2 million and a diluted weighted average of 94 711 495 ordinary shares in issue during the year. No fully diluted earnings per ordinary share has been disclosed for the current financial year as the strike price of the share options far exceed the market value.

Reconciliation between attributable earnings and headline earnings

COMPANY 2001 Rm	COMPANY 2002 Rm			GROUP 2002 Rm	GROUP 2001 Rm
		Net profit attributable to ordinary shareholders for the year		**2 717,6**	286,9
		Adjustments			
		Goodwill amortisation after minority interests		**42,9**	94,7
		Exceptional items (Note 10)		**(2 512,8)**	45,4
		Impairment of investments		**31,1**	44,0
		Costs associated with rationalisation and restructuring		**2,1**	8,0
		Warranty claim		**—**	1,0
		Payout of share options		**—**	(0,1)
		Surplus on M-Cell unbundling		**(2 520,9)**	—
		Surplus realised on sale of M-Cell Limited shares		**(11,9)**	—
		Associated companies' exceptional items		**(9,2)**	(1,4)
		Surplus on disposal of investments		**(4,0)**	(6,1)
		Taxation on adjusting items		**(5,1)**	(2,8)
		Headline earnings		**242,6**	424,2
		Basic earnings per share (cents)	**– headline**	**233**	452
			– attributable	**2 608**	306
		Diluted earnings per share (cents)	**– headline**	**233**	448
			– attributable	**2 608**	303
		Potential effect of dilution (%)		**—**	0,9

13. CHANGE IN ACCOUNTING POLICY

During the year the Group changed its accounting policy with respect to investment properties. The introduction of South African Accounting Standard AC 135 dealing with investment properties, no longer permits owner-occupied properties from being classified as investment properties. Consequently, owner-occupied buildings are now treated in accordance with South African Standard AC 123 ("Property, plant and equipment") and are depreciated over their estimated useful lives.

	2001 Rm
Income Statement	
Restatement of opening accumulated profits for the 2001 financial year	
Accumulated profits at beginning of the year - as previously stated	**202,8**
- Change in accounting policy with respect to depreciation of buildings	**(2,7)**
Restated opening balance as at 31 March 2000	**200,1**
Balance Sheet	
Property, plant and equipment as previously reported	**5 880,2**
- Depreciation of buildings	**(2,5)**
- Investment property (disclosed separately in Note 15)	**(0,4)**
	5 877,3
Investment property as previously reported	**—**
- Transfer of property to investment property	**0,4**
- Depreciation of investment property	**(0,2)**
	0,2

	Plant, furniture and equipment Rm	Leasehold improvements Rm	Freehold land and buildings Rm	Aircraft and vehicles Rm	Capitalised leased assets Rm	Total Rm
14. PROPERTY, PLANT AND EQUIPMENT						
GROUP						
COST						
Balance at 31 March 2001	**7 924,3**	**137,0**	**182,0**	**57,1**	**64,4**	**8 364,8**
Transferred to Investment property	—	—	(0,4)	—	—	(0,4)
Restated balance at 31 March 2001	**7 924,3**	**137,0**	**181,6**	**57,1**	**64,4**	**8 364,4**
Additions at cost (Note 36)	332,3	31,7	—	1,3	0,5	365,8
Acquired on acquisition of subsidiaries	5,6	—	—	0,1	—	5,7
Acquired on acquisition of additional share in joint venture	5,0	—	—	—	0,1	5,1
Eliminated on disposal of subsidiaries	(2,0)	—	—	—	—	(2,0)
Eliminated on disposal of division	(6,1)	—	—	—	—	(6,1)
Eliminated on other disposals	(109,1)	(2,6)	—	(3,2)	(3,8)	(118,7)
Exchange differences	31,3	21,0	—	—	0,7	53,0
M-Cell unbundled	(7 526,8)	(85,8)	(154,3)	(32,4)	(4,6)	(7 803,9)
Balance at 31 March 2002	**654,5**	**101,3**	**27,3**	**22,9**	**57,3**	**863,3**
ACCUMULATED DEPRECIATION						
Balance at 31 March 2001	**2 373,1**	**32,6**	**25,7**	**21,0**	**32,2**	**2 484,6**
Prior year adjustment	—	—	2,5	—	—	2,5
Restated balance at 31 March 2001	**2 373,1**	**32,6**	**28,2**	**21,0**	**32,2**	**2 487,1**
Charge for the year	302,7	5,5	0,5	3,7	8,4	320,8
Acquired on acquisition of additional share in joint venture	3,7	—	—	—	—	3,7
Eliminated on disposal of subsidiaries	(1,7)	—	—	—	—	(1,7)
Eliminated on other disposals	(54,6)	(1,3)	—	(2,5)	(1,4)	(59,8)
Exchange differences	19,7	7,8	—	—	0,1	27,6
Impairment loss	0,5	—	—	—	—	0,5
M-Cell unbundled	(2 267,6)	(21,4)	(18,0)	(11,1)	(4,5)	(2 322,6)
Balance at 31 March 2002	**375,8**	**23,2**	**10,7**	**11,1**	**34,8**	**455,6**
CARRYING AMOUNT						
At 31 March 2001	**5 551,2**	**104,4**	**156,3**	**36,1**	**32,2**	**5 880,2**
Restated balance at 31 March 2001	**5 551,2**	**104,4**	**153,4**	**36,1**	**32,2**	**5 877,3**
Balance at 31 March 2002	**278,7**	**78,1**	**16,6**	**11,8**	**22,5**	**407,7**
PROFIT (LOSS) ON DISPOSALS						
Proceeds	55,3	—	0,3	1,5	2,4	59,5
Net book value of disposals	(54,5)	(1,3)	—	(0,7)	(2,4)	(58,9)
Profit (loss) on disposals	**0,8**	**(1,3)**	**0,3**	**0,8**	**—**	**0,6**

A register containing details of the land and buildings is available for inspection at the registered offices of the respective Group companies.

NOTES TO THE ANNUAL FINANCIAL STATEMENTS continued
for the year ended 31 March 2002

	GROUP 2002 Rm
15. INVESTMENT PROPERTY	
COST	
Balance at 31 March 2001	—
Transferred from freehold land and buildings	0,4
Restated balance at 31 March 2001	0,4
Other acquisitions	—
Balance at 31 March 2002	0,4
ACCUMULATED DEPRECIATION	
Balance at 31 March 2001	—
Prior year adjustment	0,2
Restated balance at 31 March 2001	0,2
Charge for the year	*
Balance at 31 March 2002	0,2
CARRYING AMOUNT	
At 31 March 2001	—
Restated balance at 31 March 2001	0,2
Balance at 31 March 2002	0,2

*Less than R100 000

	GROUP 2002 Rm
16. GOODWILL	
COST	
Balance at 31 March 2001	9 868,6
Acquired on acquisition of subsidiaries	41,0
Acquired on acquisition of additional share in joint venture	2,8
Other acquisitions	11,2
Eliminated on disposal of a subsidiary	(13,3)
Exchange differences	2,9
M-Cell unbundled	(9 822,9)
Balance at 31 March 2002	90,3
ACCUMULATED AMORTISATION	
Balance at 31 March 2001	352,9
Charge for the year	137,9
Acquired on acquisition of additional share in joint venture	2,1
Impairment loss	5,1
Exchange differences	0,5
Other	(2,7)
M-Cell unbundled	(469,8)
Balance at 31 March 2002	26,0
CARRYING AMOUNT	
At 31 March 2001	9 515,7
At 31 March 2002	64,3

	Connection incentives Rm	Licence fees Rm	Patents and trademarks Rm	Publishing titles Rm	Other deferred expenditure Rm	Total Rm
17. INTANGIBLE ASSETS						
COST						
Balance at 31 March 2001	**292,9**	**2 887,9**	**19,5**	**60,0**	**14,5**	**3 274,8**
Additions	—	—	—	1,7	—	1,7
Acquired on acquisition of subsidiaries	—	—	30,7	—	—	30,7
Acquired on acquisition of joint venture	—	2,5	5,0	0,1	—	7,6
Exchange differences	—	—	—	5,3	—	5,3
M-Cell unbundled	(292,9)	(2 877,2)	—	—	(14,5)	(3 184,6)
Balance at 31 March 2002	**—**	**13,2**	**55,2**	**67,1**	**—**	**135,5**
ACCUMULATED AMORTISATION						
Balance at 31 March 2001	**217,8**	**89,2**	**6,3**	**45,4**	**14,4**	**373,1**
Charge for the year	23,6	26,9	4,3	6,3	0,7	61,8
Acquired on acquisition of additional share in joint venture	—	—	1,2	—	—	1,2
Exchange differences	—	—	—	2,2	—	2,2
Impairment loss	—	5,5	11,4	—	—	16,9
M-Cell unbundled	(241,4)	(108,4)	—	—	(15,1)	(364,9)
Balance at 31 March 2002	**—**	**13,2**	**23,2**	**53,9**	**—**	**90,3**
CARRYING AMOUNT						
At 31 March 2001	**75,1**	**2 798,7**	**13,2**	**14,6**	**0,1**	**2 901,7**
At 31 March 2002	**—**	**—**	**32,0**	**13,2**	**—**	**45,2**

COMPANY 2001 Rm	COMPANY **2002 Rm**		GROUP **2002 Rm**	GROUP 2001 Rm
		18. INTERESTS IN SUBSIDIARIES		
		Shares at cost less amount written off		
351,6	**—**	Listed		
678,8	**740,6**	Unlisted		
1 030,4	**740,6**			
3 295,4	**259,0**	**Net amount owing by subsidiaries**		
(459,0)	**(33,8)**	Amount owing to subsidiaries		
3 754,4	**292,8**	Amount owing by subsidiaries		
4 325,8	**999,6**			

A list of the major subsidiaries material to the financial position of the Company is set out in Annexure 1 on page 69.

COMPANY			GROUP	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		19. INTERESTS IN ASSOCIATED COMPANIES		
93,9	**93,9**	**Listed**	**470,0**	435,2
93,9	**93,9**	Shares at cost less amount written off	**93,9**	93,9
—	**—**	Loans	**—**	—
		Share of post-acquisition reserves, net of dividends received	**376,1**	341,3
235,6	**235,6**	**Unlisted**	**463,1**	463,2
235,6	**235,6**	Shares at cost less amount written off	**269,2**	270,4
—	**—**	Loans	**39,6**	51,2
		Share of post-acquisition reserves, net of dividends received	**154,3**	141,6
329,5	**329,5**	Book value of interests in associated companies	**933,1**	898,4
504,3	**519,0**	Market value of listed shares	**519,8**	504,3
572,5	**591,4**	Directors' valuation of unlisted shares	**658,4**	686,3
		Details of the Group's associated companies are set out in Annexures 2 and 3 on pages 70 to 72.		
		20. INVESTMENTS		
		Non-current investments		
—	**—**	Listed ordinary shares at carrying value	**0,1**	0,1
—	**—**	Unlisted investments at cost less amount written off	**12,4**	23,8
—	**—**		**12,5**	23,9
		Details of the Group's investments are set out in Annexure 4 on page 73.		
		21. LOANS		
—	**—**	Loans to employee share incentive schemes	**—**	138,0
—	**—**	Loan to Nigerian partners	**—**	80,1
—	**—**	Other	**10,3**	14,5
—	**—**		**10,3**	232,6

COMPANY			GROUP	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		22. INVENTORIES		
		At cost		
—	—	Finished goods	**344,1**	538,8
—	—	Raw materials	**9,0**	10,4
—	—	Consumable stores and maintenance spares	**4,9**	10,1
—	—	Work in progress	**0,4**	3,2
—	—	Less: Provision for inventory obsolescence	**(47,7)**	(36,7)
—	—		**310,7**	525,8
		23. TRADE AND OTHER RECEIVABLES		
—	—	Trade receivables	**510,7**	1 400,7
—	—	Sundry receivables	**157,9**	434,9
40,6	—	Dividends receivable	—	—
—	—	Prepayments	**35,8**	164,2
—	—	Short-term portion of long term debtors	—	15,5
—	—	Interest accrued	**0,4**	7,5
—	—	Less: Provision for doubtful debts	**(33,2)**	(121,6)
40,6	—		**671,6**	1 901,2
		24. LISTED EQUITY		
—	**349,2**	M-Cell Limited	**349,2**	—

In line with Johncom's strategy to become a focussed entertainment and media Group, the above listed equity has been designated as a non-core asset and has been revalued to market value as at 31 March 2002. The unrealised gain of R150,6 million arising on revaluation is included in non-distributable reserves as a revaluation reserve. At 31 March 2002, Johncom's remaining shareholding in M-Cell Limited amounted to 26 252 020 shares. Of these shares, 7 million have been pledged to a bank until June 2003 (refer Note 27).

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		25. SHARE CAPITAL AND PREMIUM		
		Authorised share capital		
12,0	**12,0**	120 000 000 (2001: 120 000 000) ordinary shares of 10 cents each	**12,0**	12,0
		Issued and fully paid up share capital		
10,4	**10,4**	104 189 314 (2001: 104 189 314) ordinary shares of 10 cents each	**10,4**	10,4
3 833,3	**813,7**	**Share premium**	**813,7**	3 833,3
—	**3 833,3**	Balance at beginning of year	**3 833,3**	—
3 833,3	**—**	Arising on the issue of shares during the year (net of share issue expenses)	**—**	3 833,3
—	**784,4**	Goodwill previously written off reinstated	**784,4**	—
—	**(3 804,0)**	Distribution in specie	**(3 804,0)**	—
3 843,7	**824,1**		**824,1**	3 843,7
		The 15 810 686 unissued ordinary shares are under the unrestricted control of the Directors until the next Annual General Meeting.		
		26. OTHER RESERVES		
		Non-distributable reserves		
38,8	**—**	Balance at the beginning of year	**486,5**	461,7
		Net exchange differences arising on translation of foreign entities	**25,8**	(5,7)
		Adjustments arising on changes in the composition of the Group	**—**	(14,2)
(38,8)	**—**	Share election reserve raised on proposed final dividend	**—**	(38,8)
—	**—**	Transfer from accumulated profits	**42,6**	84,1
—	**164,9**	Revaluation of listed equity to market value	**164,9**	—
—	**(14,3)**	Fair value adjustment realised on disposal of listed equity	**(14,3)**	—
—	**—**	Other	**1,1**	(0,6)
—	**150,6**	Balance at end of year	**706,6**	486,5
		Consisting of:		
		Post-acquisition portion of associated companies' reserves	**539,0**	487,4
		Post-acquisition portion of subsidiaries' reserves not available for distribution	**3,7**	3,2
		Gain arising on issue of shares in joint ventures at a premium	**(0,2)**	(0,2)
—	**150,6**	Revaluation reserve	**150,6**	—
—	**—**	Currency translation reserve	**13,5**	(6,9)
—	**—**	Contingency reserve	**—**	3,0
—	**150,6**		**706,6**	486,5

COMPANY				GROUP	
2001 Rm	**2002 Rm**			**2002 Rm**	2001 Rm
		27. BORROWINGS			
		Unsecured			
—	—	○ Loan from Standard Bank London Limited/Sumitomo Bank Limited		—	2 353,2
		○ Various composite facilities with various banks, bearing interest at rates determined by the nature of specific drawdown instruments. Rates are linked to the Banker's Acceptance rate. Facilities to which the drawdowns relate are available until:			
—	—	17 April 2001	Investec	—	150,0
—	—	29 June 2001	ABSA	—	100,0
—	—	17 April 2002	FNB	—	80,0
—	—	30 April 2002	Citibank	—	100,0
—	—	30 April 2002	FNB	—	100,0
—	—	29 June 2002	SCMB	—	250,0
—	—	29 June 2002	FNB	—	100,0
—	—	29 June 2002	Nedbank	—	150,0
—	—	366 days	SCMB	—	438,9
—	—	○ Debenture liability 2002: Nil (2001: 9 657 468) variable rate compulsorily convertible debentures.		—	137,0
—	—	○ Nedcor Trade International		—	87,8
—	—	○ Government of Cameroon		—	76,4
—	—	○ Cameroon		—	60,2
—	—	○ Loan from Johnnic Holdings Limited		—	50,3
—	—	○ Kreditanstalt für Wiederaufbau		—	45,6
—	—	○ Standard Corporate Merchant Bank Fluctuating rate, simple interest funds that are repayable on demand		**18,0**	—
—	—	○ Long term loan relating to MTN Uganda		—	12,4
—	—	○ MultiChoice Limited		—	8,3
—	—	○ Citibank facility			6,5
—	—	○ Shareholders' loans		—	6,2
—	—	○ Long term loan relating to MTN Swaziland		—	1,0
—	—	○ Loan from Lansdowne		—	0,9
—	—	○ Interest-free liabilities Amount owing to third parties, repayable in annual instalments of R100 000 with the last instalment due in April 2009.		**0,8**	0,9
—	—	○ Loan from Investec		—	0,3
—	—	**Total unsecured borrowings**		**18,8**	4 315,9

COMPANY			GROUP	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		27. BORROWINGS (*continued*)		
		Secured		
211,8	**467,7**	○ Bank overdrafts *	**459,4**	265,0
—	**—**	○ Nedcor Call Loan The loan currently bears interest at 11,76% p.a. and is rolled over on a quarterly basis. The facility is secured by a surety provided by Johnnic Communications.	**130,0**	130,0
—	**—**	○ Uganda Project Funding Consortium	**—**	77,8
—	**—**	○ ABSA (London)	**—**	58,8
—	**—**	○ Finance leases Interest rates vary between 8,47% and 13,92% p.a. Amounts are repayable within three to five years and the leases are secured by the underlying assets.	**28,8**	35,0
—	**—**	○ Standard Chartered Bank	**—**	8,5
—	**—**	○ Rand Merchant Bank	**—**	7,2
—	**—**	○ Swaziland Industrial Development Corporation	**—**	6,0
—	**—**	○ Nedcor Trade Services Limited The loan is dollar denominated and terminates on 14 June 2002, with the option to extend the loan for a further period. The loan bears interest at 2,6% p.a. which can be capitalised at the end of the period. The loan is guaranteed by Johnnic Communications.	**7,7**	5,4
—	**—**	○ Swazi Empowerment Limited	**—**	2,5
—	**—**	○ Cutfin – factored debtors	**—**	1,4
—	**—**	○ Nedcor mortgage loan Twenty year mortgage loan secured by title deeds over freehold stand 459 Parktown. The loan bears interest of 14% p.a. and is repayable in equal monthly instalments of R6 174 due on the first of each month.	**0,3**	0,4
211,8	**467,7**	**Total secured borrowings**	**626,2**	598,0
211,8	**467,7**	**Total borrowings**	**645,0**	4 913,9
		The maturities of the above borrowings and overdrafts are as follows:		
211,8	**467,7**	On demand or within one year	**622,5**	859,2
—	**—**	More than one year but not exceeding two years	**15,5**	3 146,6
—	**—**	More than two years but not exceeding five years	**6,5**	728,5
—	**—**	More than five years	**0,5**	179,6
211,8	**467,7**	**Total borrowings**	**645,0**	4 913,9
(211,8)	**(467,7)**	Amount due within one year shown under current liabilities	**(622,5)**	(859,2)
—	**—**	**Total long term borrowings**	**22,5**	4 054,7

The Group's bank overdrafts and call borrowings are denominated in the currencies of the countries of the Group's principal operations and carry interest at variable market rates.

The Group's management consider that the carrying amounts of short term and long term bank borrowings reasonably approximate their fair values, and have been transacted at current market rates.

In terms of the Articles of Association, the Company's borrowing powers are unlimited.

* 7 million M-Cell shares have been pledged in respect of R110,0 million of these facilities.

28. DEFERRED TAXATION

The major components of the deferred taxation provision, together with movements during the year, are analysed as follows:

GROUP	Balance at 31 March 2001 Rm	Charge to income statement for the year Rm	Charge to equity for the year Rm	Joint ventures acquired/ disposed of during the year Rm	M-Cell unbundled Rm	Balance at 31 March 2002 Rm
The major components of the group deferred taxation provision, together with movements during the year, are analysed as follows:						
Tax effect of:						
Excess tax allowances over depreciation charge	698,4	(3,2)	—	—	(692,0)	**3,2**
Prior year underprovision	46,1	—	—	—	(46,1)	**—**
Expenditure capitalised, but allowable for taxation purposes in the year in which it is incurred	31,2	(2,0)	—	—	(29,1)	**0,1**
Assessable losses	(43,0)	(20,7)	—	(5,2)	24,6	**(44,3)**
Working capital allowances	(60,3)	1,7	(0,2)	—	58,8	**—**
Provision for post-retirement medical costs	(21,0)	(11,4)	—	—	—	**(32,4)**
Temporary differences and provisions	(29,5)	(3,0)	—	(0,4)	17,6	**(15,3)**
Deferred expenditure	1,9	—	—	—	(2,4)	**(0,5)**
Publishing titles – excess amortisation over tax allowances	(2,2)	(0,7)	—	—	—	**(2,9)**
Trademarks written off and allowable for tax over 10 years	(3,0)	0,6	—	—	—	**(2,4)**
	618,6	**(38,7)**	**(0,2)**	**(5,6)**	**(668,6)**	**(94,5)**

	2002 Rm	2001 Rm
Reconciled as follows:		
	94,5	(618,6)
Deferred taxation assets	**96,2**	88,8
Deferred taxation liabilities	**(1,7)**	(707,4)

At the balance sheet date, the Group has unused tax losses of R229,9 million (2001: R268,0 million) available for offset against future income.

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		29. TRADE AND OTHER PAYABLES		
—	—	Trade creditors	**284,7**	1 829,7
0,3	**128,2**	Sundry creditors	**285,9**	270,0
—	—	Accrued expenses and other payables	**110,8**	144,8
0,3	**128,2**		**681,4**	2 244,5

30. PROVISIONS

GROUP

	Balance at 31 March 2001 Rm	Provided during the year Rm	Utilised during the year Rm	Unused amounts reversed Rm	Exchange differences Rm	Movement as a result of subsidiaries acquired or disposed Rm	M-Cell unbundled Rm	Balance at 31 March 2002 Rm
Staff bonus	68,9	20,2	(19,2)	(0,1)	0,1	—	(48,0)	**21,9**
Leave	33,1	10,1	(5,8)	—	0,2	(1,0)	(16,0)	**20,6**
Licence and spectrum fees	1,0	—	—	—	—	—	(1,0)	**—**
Contingent royalty	11,3	2,2	(4,8)	—	—	—	—	**8,7**
Provision for turnover rent	—	5,4	(1,6)	—	—	—	—	**3,8**
Overage provision	—	7,1	—	—	—	—	—	**7,1**
Total provisions	**114,3**	**45,0**	**(31,4)**	**(0,1)**	**0,3**	**(1,0)**	**(65,0)**	**62,1**

It is expected that outflows of economic benefits relating to the provisions will materialise within the next financial year.

Provisions disclosed separately:								
Deferred taxation								
– assets	88,8	39,1	—	—	—	5,6	(37,3)	**96,2**
– liabilities	(707,4)	(0,2)	—	—	—	—	705,9	**(1,7)**
Provision for post-retirement medical costs	96,1	16,0	(4,1)	—	—	—	—	**108,0**
Total provisions disclosed separately	**(522,5)**	**54,9**	**(4,1)**	**—**	**—**	**5,6**	**668,6**	**202,5**

Deferred taxation

The major components of the deferred taxation provision arise from assessable losses within the Group that are available for use in the future and on post-retirement medical aid provisions (refer Note 28).

31. FINANCIAL INSTRUMENTS

31.1 Foreign currency exposure

Currency risk

The Group utilises foreign currency forward contracts to eliminate or reduce the exposure of its foreign currency denominated assets and liabilities, and to hedge future transactions and cash flows. The Group is party to a variety of foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the Group's principal markets. As a matter of principle, the Group does not enter into derivative contracts for speculative purposes.

At the balance sheet date, the Group had contracted to pay the following amounts under forward contracts:

	Foreign amounts		Rand amounts	
	2002	2001	**2002**	2001
GROUP	**M**	M	**Rm**	Rm
US dollar	**2,9**	18,5	**32,1**	150,1
Euro	**1,0**	17,9	**9,7**	126,3
British pound sterling	**0,6**	1,3	**9,7**	15,4
Singapore dollar	**0,5**	0,8	**3,3**	3,7
Deutschmark	**—**	0,8	**—**	2,9
French franc	**—**	0,4	**—**	1,4
Canadian dollar	**0,1**	0,2	**0,4**	1,2
Hong Kong dollar	**1,1**	0,2	**1,6**	0,2
Danish krone	**—**	0,2	**—**	0,1
Spanish peseta	**—**	—	**—**	—
			56,8	301,3

Interest rate risk

Foreign interest rate risk on certain of the Group's long term borrowings has been hedged via the use of forward foreign exchange contracts (Note 27).

Included in the Group balance sheet are the following amounts denominated in currencies other than the functional currency of operation of the relevant entities:

		2002			2001	
		Rm			Rm	
GROUP	**RSA**	**Other African countries**	**Other countries**	RSA	Other African countries	Other countries
Assets						
Accounts receivable						
US dollar	**—**	**—**	**91,3**	3,0	—	50,3
British pound sterling	**—**	**—**	**11,3**	—	—	48,9
Australian dollar	**—**	**—**	**—**	—	—	7,3
French franc	**—**	**—**	**—**	2,0	—	—
New Zealand dollar	**—**	**—**	**1,9**	—	—	—
Special drawing rights*	**—**	**—**	**—**	1,0	—	—
Other assets						
US dollar	**45,2**	**—**	**—**	41,1	—	—
British pound sterling	**—**	**—**	**327,7**	—	—	25,8
Australian dollar	**—**	**—**	**24,0**	—	—	21,4
New Zealand dollar	**—**	**—**	**7,2**	—	—	—
	45,2	**—**	**463,4**	47,1	—	153,7

*Unit of payment for international telecommunications transactions.

31. FINANCIAL INSTRUMENTS *(continued)*

31.1 Foreign currency exposure *(continued)*

Interest rate risk *(continued)*

GROUP *(continued)*	**2002 Rm RSA**	**2002 Rm Other African countries**	**2002 Rm Other countries**	2001 Rm RSA	2001 Rm Other African countries	2001 Rm Other countries
Liabilities						
Long term liabilities						
US dollar	—	—	—	—	26,0	—
British pound sterling	—	—	**0,8**	—	—	0,3
Australian dollar	—	—	**0,2**	—	—	0,2
Euro	—	—	—	—	12,0	—
New Zealand dollar	—	—	*	—	—	—
	—	—	**1,0**	—	38,0	0,5
Current liabilities						
US dollar	**0,3**	—	**7,7**	49,3	30,0	33,7
British pound sterling	**0,7**	—	**291,9**	0,3	1,0	70,8
Australian dollar	—	—	**9,8**	—	—	60,8
Euro	—	—	—	101,0	166,0	—
New Zealand dollar	—	—	**2,7**	—	—	—
French franc	—	—	—	1,0	—	—
South African rand	—	—	—	—	5,0	—
	1,0	—	**312,1**	151,6	202,0	165,3

*Amount less than R100 000.

31.2 Concentration of credit risk

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of realistic allowances for doubtful receivables, estimated by the Group's management based on prior experience and the current economic environment. The Company and the Group have no significant concentrations of credit risk.

31.3 Liquidity risk

In order to mitigate the risk of liquidation, the Group has significant banking facilities and reserve borrowing capacity, including liquid resources as follows:

	2002 Rm	2001 Rm
Period less than:		
30 days	**247,1**	1 959,4
60 days	**26,6**	21,2
90 days	**67,8**	56,6
Total	**341,5**	2 037,2

31. FINANCIAL INSTRUMENTS *(continued)*

31.4 Fair value of financial instruments

	2002 Carrying amount Rm	2001 Carrying amount Rm	**2002 Fair value Rm**	2001 Fair value Rm
Type of instrument				
Included in net current liabilities	**(450,6)**	(404,4)	**(450,6)**	(404,4)
Cash and cash equivalents	**(215,6)**	647,4	**(215,6)**	647,4
Accounts receivable	**671,6**	1 901,2	**671,6**	1 901,2
Accounts payable	**(906,6)**	(2 953,0)	**(906,6)**	(2 953,0)
Purchases of forward exchange contracts	**56,8**	301,3	**48,9**	301,3

31.5 Exchange rates to South African Rand

	2002	2001
Year end closing rates:		
US dollar	**11,33**	8,00
British pound sterling	**16,15**	11,42
French franc	**—**	0,93
Australian dollar	**0,26**	0,25
Euro	**9,88**	6,98
New Zealand dollar	**0,20**	0,31
Average rates for the year:		
US dollar	**9,57**	7,32
British pound sterling	**13,65**	10,81
French franc	**—**	0,99
Australian dollar	**0,25**	0,25
Euro	**8,42**	6,64
New Zealand dollar	**0,26**	0,31

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		32. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH GENERATED BY (USED IN) OPERATIONS		
15,3	**3 210,4**	Profit before taxation	**3 034,6**	1 452,5
		Adjustments for:		
		Share of profits of associated companies	**(204,8)**	(173,6)
76,8	**22,7**	Finance costs	**142,7**	368,2
(93,2)	**(3 658,2)**	Finance income allocated to:	**(25,6)**	(103,6)
(9,6)	**(17,7)**	– operating activities	**(25,1)**	(103,1)
(83,6)	**(3 640,5)**	– investing activities	**(0,5)**	(0,5)
—	**—**	Depreciation of property, plant and equipment	**320,8**	782,9
—	**—**	Amortisation of intangible assets	**61,8**	163,2
		Amortisation of goodwill	**137,9**	352,9
—	**—**	Increase in provision for post-retirement medical costs	**11,9**	10,7
—	**—**	Exchange differences	**—**	(2,0)
—	**413,2**	Non-cash portion of exceptional items	**(2 514,1)**	40,2
—	**—**	(Profit) loss on disposal of property, plant and equipment	**(0,6)**	7,3
—	**—**	Profit on disposal of operations	**(4,2)**	(7,6)
—	**—**	Impairment charge	**6,7**	—
(1,1)	**(11,9)**	Operating cash flows before movements in working capital	**967,1**	2 891,1
0,3	**0,2**	Movements in working capital	**(207,6)**	222,7
—	**—**	Decrease in inventories	**225,2**	77,0
—	**—**	Decrease (increase) in trade and other receivables	**1 164,1**	(519,1)
0,3	**0,2**	(Decrease) increase in trade and other payables	**(1 596,9)**	664,8
(0,8)	**(11,7)**	Net cash generated by (used in) operations	**759,5**	3 113,8

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		33. CASH INCOME FROM INVESTMENTS		
		Cash dividends received		
71,9	**217,0**	– subsidiaries		
15,4	**34,2**	– associated companies	**34,2**	15,4
87,3	**251,2**		**34,2**	15,4
		34. SUBSIDIARIES, JOINT VENTURES, ASSOCIATED COMPANIES AND OTHER INVESTMENTS		
(2 607,9)	**—**	**Subsidiaries**	**(8,5)**	(2 575,4)
(2 517,0)	**(61,8)**	Acquisition of minority interests	**(8,5)**	(2 575,4)
(90,9)	**61,8**	Increase (decrease) in indebtedness		
—	**—**	**Joint ventures**	**—**	(90,9)
—	**—**	Cost of acquisitions	**—**	(90,9)
(32,4)	**—**	**Associated companies**	**(11,8)**	(74,2)
(32,4)	**—**	Cost of acquisitions	**(5,9)**	(74,2)
—	**—**	Increase in loans	**(5,9)**	—
—	**27,0**	**Other investments**	**36,9**	(9,7)
—	**—**	Cost of acquisitions	**—**	(10,5)
—	**27,0**	Proceeds from disposals	**36,9**	0,8
(2 640,3)	**27,0**		**16,6**	(2 750,2)

	GROUP	
	2002	2001
	Rm	Rm

35. NET ASSETS OF SUBSIDIARIES ACQUIRED LESS DISPOSALS

During the year the Group entered into the following transactions:

- Acquired 56,4% of Learning Channel Campus with effect from 1 August 2001;
- Acquired 85% of Lead Train with effect from 1 August 2001;
- Acquired an additional 65% of PA Gallo & Company with effect from 1 April 2001;
- Acquired 100% of IMAX with effect from 1 November 2001 from Nedcor; and
- Disposed of Gallo Images with effect from 31 March 2002.

	2002 Rm	2001 Rm
Net assets of subsidiaries acquired less disposals		
Property, plant and equipment	**5,4**	12,3
Intangible assets	**33,9**	34,3
Net current assets	**0,5**	(0,3)
Long term borrowings	**—**	(8,8)
Deferred taxation	**—**	(1,2)
Investment and loans	**(1,8)**	—
Total net assets acquired	**38,0**	36,3
Minority interests	**(14,3)**	(4,4)
Goodwill	**37,3**	(5,7)
Profit on disposal	**(1,5)**	—
Total consideration	**59,5**	26,2
Settled by:		
Issue of shares	**—**	5,7
Cash	**59,5**	13,5
	59,5	19,2
Net cash outflow arising on acquisition less disposals		
Cash consideration	**(59,5)**	(13,5)
Bank balances and cash acquired	**11,4**	7,7
	(48,1)	(5,8)

COMPANY			GROUP	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		36. ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT		
—	**—**	Cash additions	**365,8**	2 363,6
—	**—**	– to maintain operations	**316,2**	89,2
—	**—**	– to expand operations	**49,6**	2 274,4
—	**—**	Non-cash additions	**—**	26,4
—	**—**	Total additions (Note 14)	**365,8**	2 390,0
		37. CASH DIVIDENDS PAID		
16,7	**—**	Amount unpaid at beginning of year	**—**	16,7
(6,9)	**—**	Capitalisation award in lieu of cash dividend	**—**	(6,9)
		Dividends paid to minority shareholders	**—**	97,3
—	**—**	Amount unpaid at end of year	**—**	—
9,8	**—**		**—**	107,1
		38. CASH AND CASH EQUIVALENTS		
16,7	**1,4**	Bank balances, deposits and cash	**243,8**	912,4
(390,2)	**74,7**	Intercompany loans		
(211,8)	**(467,7)**	Bank overdrafts (Note 27)	**(459,4)**	(265,0)
(585,3)	**(391,6)**		**(215,6)**	647,4

COMPANY			GROUP	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		39. CONTINGENT LIABILITIES		
		Guarantees		
12,9	—	Guarantees in respect of subsidiary and associated companies	**1,0**	107,4
—	—	Minimum guarantees due to overseas creditors for titles in production	**47,4**	66,1
—	—	Bank guarantees in respect of bank facilities utilised by jointly controlled entities	**1,0**	0,8
12,9	—	**Total guarantees**	**49,4**	174,3
—	—	**Other contingent liabilities**	**31,5**	106,0
—	—	Claims which may result from pending litigation	**0,6**	89,0
—	—	Commitment for the acquisition of a subsidiary subject to approval by the Competitions Board	**—**	17,0
—	—	Contingent royalty claim	**30,9**	—

40. EQUITY COMMITMENT

Johnnic Entertainment Limited, (previously Gallo Africa Limited) ("Gallo"), and WEA International Inc. ("Warner") conditionally entered into certain agreements on 14 November 1997 for the disposal of 50% of the equity in a shell company, Pickwick Music and Video (SA) Pty ("Pickwick") to Warner. Simultaneously, Pickwick was granted an option exercisable at the instance of Warner until 1 July 2001 (subsequently extended to 1 July 2003) to acquire 100% of the business of Gallo Record Company for net tangible asset value of the business as reflected in the books of account of Gallo (excluding the value attributed to goodwill, copyright or trademarks). Warner has a further option to acquire an additional 25% of the equity in Pickwick within 3 years after the exercise of the initial option for a value equal to 7 times the average annual after tax profit of the business over the two years prior to the exercise of the further option. Gallo and Warner are currently in discussion on the status of the transactions envisaged in the aforesaid agreements.

COMPANY 2001 Rm	COMPANY 2002 Rm		GROUP 2002 Rm	GROUP 2001 Rm
		41. CAPITAL COMMITMENTS		
		Commitments for the acquisition of property, plant and equipment		
—	—	Contracted but not provided for	**2,3**	264,8
—	—	Authorised but not contracted for	**51,9**	1 999,4
—	—		**54,2**	2 264,2
		The capital expenditure will be financed from existing cash resources, future cash flows and borrowings.		
		42. LEASE COMMITMENTS		
		At the balance sheet date, the Group had outstanding commitments under non-cancellable operating leases which fall due as follows:		
—	—	Within one year	**102,7**	258,1
—	—	More than one year but less than two years	**209,2**	194,2
—	—	More than two years but less than five years	**230,9**	630,5
—	—	More than five years	**532,9**	799,4
—	—		**1 075,7**	1 882,2

43. RETIREMENT BENEFIT PLANS

The Group has made provisions for retirement schemes covering substantially all employees. All eligible employees are members of either defined contribution or defined benefit schemes administered by the Group, or are members of funds within the various industries in which they are employed.

These contribution plans are governed by the Pension Funds Act, 1956. The assets of the schemes are held separately from those of the Group in funds under the control of trustees. The cost charged to income represents contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

Defined contribution plans

The defined contribution funds are designed to provide a lump sum on retirement or a combination of a lump sum and a guaranteed pension. The benefits are dependent upon the investment performance of the funds. Both employees and Group companies contribute to the funds on a fixed contribution basis. No actuarial valuation of these funds is required.

Defined benefit plan

It is the policy of the Group to ensure that the fund is adequately funded to provide for the pension liabilities of members of the fund. The cost of these liabilities is met by employees and Group companies. The contributions paid by Group companies are charged to the income statements in the year in which the related services are rendered by the eligible employees. Actuarial valuations are carried out at three-yearly intervals by independent actuaries using the projected unit credit method. The principal actuarial assumptions used relate to the discount rates used in determining the present value of benefits, project rates of remuneration growth and long term expected rates of return on plan assets. Differences between assumptions and actual experience, effects of changes in actuarial assumptions and amendments to plans are spread over the estimated average remaining working lives of employees, except where the Directors are of the opinion that raising plan assets would be misleading when such assets are not under the direct control of the Group. The next actuarial valuation will be carried out in December 2002.

Principal actuarial assumptions:

Discount rate	13% p.a.
Expected return on plan assets	13% p.a.
Future salary increases	11% p.a.
Future pension increases	7% p.a.

Number of members:

Active	27
Pensioners	453

Amounts recognised in income in respect of this scheme are as follows

	GROUP	
	2002	2001
	Rm	Rm
Current service cost	**0,4**	0,4
Interest cost	**9,1**	8,7
Expected return on plan assets	**(15,9)**	(13,6)
	(6,4)	(4,5)

43. RETIREMENT BENEFIT PLANS *(continued)*

Defined benefit plan *(continued)*

The charge for the year has been included in staff costs.

The actual return on plan assets was R23,9 million (2001: R22,8 million)

Fund status:

	At valuation date	**At balance sheet date**
Present value of funded obligations	**72,6**	72,6
Fair value of plan assets	**(125,1)**	(125,1)
	(52,5)	(52,5)

Post-retirement medical aid

A subsidiary has unfunded obligations to provide certain post-retirement medical aid benefits to its pensioners. The entitlement to these benefits is dependent upon the employees remaining in service until retirement age. The accumulated post-retirement medical aid obligation and the annual costs of such benefits is determined by independent actuaries. The assumptions used are consistent with those adopted by the actuaries in determining pension costs and in addition include long term estimates of the increases in medical costs and appropriate discount rates. The level of claims is based on the individual medical aid funds' experience.

Principal actuarial assumptions:

Discount rate	12,5% p.a.
Expected return plan assets	12,5% p.a.
Healthcare cost inflation rate	10,5% p.a.

Number of members:

In-service membership	976
Continuation membership	467

The charge for the year of R16,0 million (2001: R6,6 million) has been included in staff costs.

The present value of the funded obligation at 31 March 2002 is R111,2 million (2001: R105,7 million). Of this obligation, R108,0 million (2001: R96,1 million) has been accrued for at year end.

COMPANY			GROUP	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		44. RELATED PARTY TRANSACTIONS		
		Directors' remuneration		
		Non-Executive Directors		
0,1	**0,1**	Fees for services as Directors		
18,0	**23,8**	**Executive Directors**		
8,2	**5,8**	Salaries		
7,6	**14,4**	Bonuses and performance related payments		
1,7	**1,3**	Emoluments paid to former Directors		
0,5	**2,3**	Other incentives and benefits		
18,1	**23,9**	Total Directors' remuneration		
—	**(13,9)**	Recovered from Johnnic Holdings Limited and M-Cell Limited		
(18,0)	**(9,9)**	Paid by subsidiaries		
0,1	**0,1**			
		The remuneration of Directors is decided by the remuneration committee having regard to comparable market information.		
		Other transactions with Directors and past Directors		
		Investments in companies in which Directors are shareholders		
		Preference shares:		
—	**—**	51 Harrow Road Sandhurst (Proprietary) Limited	**4,0**	4,0
—	**—**	I Charnley (Proprietary) Limited	**3,9**	3,9
—	**—**	Modise Hospitality - Dainfern (Proprietary) Limited	**—**	2,4
—	**—**	Modise Hospitality - Atlantic Beach (Proprietary) Limited	**—**	2,4
—	**—**		**7,9**	12,7
—	**—**	**Preference dividends received from the above investments**	**0,4**	0,3
		Other related party transactions		
		The Company and its subsidiaries, in the normal course of business, enter into various transactions with its principal shareholder, Johnnic Holdings Limited and its subsidiaries. These transactions are concluded at arm's length.		
		The material transactions are as follows:		
1,6	**1,6**	Interest paid to subsidiary minorities	**1,6**	1,6
59,5	**0,1**	Interest paid to Johnnic Holdings Limited	**0,1**	77,6
(0,6)	**—**	Interest received from Johnnic Holdings Limited	**—**	(0,6)
—	**—**	Exchange losses on loans from Johnnic Holdings Limited	**8,1**	15,3
—	**—**	Net management fee received from Johnnic Holdings Limited	**(33,3)**	(19,3)
32,7	**—**	Underwriting fee paid to Johnnic Holdings Limited	**—**	32,7
—	**—**	Preference share investments in Bunker Hills Investment (Pty) Ltd, Modise Hospitality - Dainfern (Pty) Ltd and Modise Hospitality - Atlantic Beach (Pty) Ltd transferred to a subsidiary of Johnnic Holdings Limited	**(6,0)**	—
93,2	**1,7**		**(29,5)**	107,3
—	**—**	Intercompany loans from Johnnic Holdings Limited and its subsidiaries	**4,8**	53,5

COMPANY			GROUP	
2001 Rm	**2002 Rm**		**2002 Rm**	2001 Rm
		45. JOINT VENTURES		
		The Group had the following effective % interests in joint ventures:	**%**	%
		– Swazi MTN Limited	**—**	10,7
		– MTN Uganda Limited	**—**	17,9
		– Rwandacell SARL	**—**	11,1
		– Universal SA (Proprietary) Limited	**20,0**	20,0
		– African Business Channel (Proprietary) Limited	**50,0**	50,0
		– BDFM Publishers (Proprietary) Limited	**50,0**	50,0
		– Northern Titles (Proprietary) Limited	**50,0**	50,0
		– I-Net Bridge (Proprietary) Limited	**81,8**	62,5
		– MTN Network Solutions (Proprietary) Limited	**40,0**	—
		The following amounts are included in the Group's financial statements as a result of the proportionate consolidation:		
		Current assets	**84,5**	142,8
		Non-current assets	**75,4**	422,3
		Current liabilities	**(55,9)**	(115,6)
		Non-current liabilities	**(46,3)**	(152,9)
		Income	**208,9**	471,6
		Expenses	**(225,3)**	(419,8)
		Goodwill amortisation	**(3,4)**	(0,7)
		Exceptional items	**0,6**	—

INTERESTS IN MAJOR SUBSIDIARIES
at 31 March 2002

Annexure I

Subsidiaries in which Johnnic Communications Limited has a direct and indirect interest	Principal activity	Place of incorporation	Issued ordinary share capital	Effective % interest in issued ordinary share capital		BOOK VALUE OF HOLDING COMPANY INTEREST			
						Shares		Indebtedness	
			Rm	**2002**	2001	**2002 Rm**	2001 Rm	**2002 Rm**	2001 Rm
Listed									
M-Cell Limited #	Investment holding	South Africa	0,1	**—**	35,8	**—**	351,6	**—**	(3,8)
Unlisted									
Advowson Investments (Pty) Limited	Investment holding	South Africa	*	**100,0**	100,0	**1,7**	1,7	**—**	(0,1)
CNAG (Pty) Limited	Investment holding	South Africa	*	**100,0**	100,0	**—**	—	**(33,0)**	28,8
Johnnic Communications Management Services (Pty) Limited	Management services	South Africa	*	**100,0**	100,0	**—**	—	**64,3**	68,9
Johnnic e-Ventures Limited	E-commerce	South Africa	0,2	**100,0**	100,0	**0,2**	0,2	**217,4**	149,2
Johnnic Entertainment Limited	Entertainment and retail stores	South Africa	3,9	**100,0**	100,0	**587,1**	525,3	**11,1**	(361,9)
Johnnic Group Services (Pty) Limited	Management services	South Africa	*	**100,0**	100,0	**—**	—	**—**	—
Johnnic Publishing Limited	Newspaper and magazine publishers	South Africa	0,1	**100,0**	100,0	**151,6**	151,6	**(0,8)**	(93,2)
Juantio Investments (Pty) Limited	Investment holding	South Africa	*	**100,0**	100,0	**—**	—	**—**	3 507,5
Mobile Telephone Networks Holdings (Pty) Limited	Investment holding	South Africa	5,1	**—**	35,8	**—**	—	**—**	—
Mobile Telephone Networks (Pty) Limited	Network operator	South Africa	*	**—**	35,8	**—**	—	**—**	—
Mobile Telephone Networks Africa Limited	Investment holding	South Africa	*	**—**	35,8	**—**	—	**—**	—
Mobile Telephone Networks International Limited	Investment holding	Mauritius	*	**—**	35,8	**—**	—	**—**	—
MTN Cameroon Limited	Network operator	Cameroon	*	**—**	35,8	**—**	—	**—**	—
MTN Nigeria Limited	Network operator	Nigeria	*	**—**	33,7	**—**	—	**—**	—
M-Tel (Pty) Limited	Service provider	South Africa	*	**—**	35,8	**—**	—	**—**	—
Orbicom (Pty) Limited	Satellite telecommunications	South Africa	*	**—**	35,8	**—**	—	**—**	—
Total unlisted subsidiaries						**740,6**	678,8	**259,0**	3 299,2
Total book value of subsidiaries						**740,6**	1 030,4	**259,0**	3 295,4

*Less than R100 000

Remaining shareholding in M-Cell is currently held as a listed equity (Note 24).

This annexure discloses interests in subsidiaries material to the financial position of the holding company.

A full list of subsidiaries is available to shareholders on request, at the registered office of Johnnic Communications Limited.

INTERESTS IN ASSOCIATED COMPANIES
at 31 March 2002

Annexure 2

Details of the Group's associated companies at 31 March 2002 are as follows:

Name	Principal activity	Place of incorporation	Financial year end
Listed			
CTP Holdings Limited	Printing and packaging	South Africa	June
Electronic Media Network Limited	Subscription television service	South Africa	March
SuperSport International Holdings Limited	Schedular of sports and sports related television programming	South Africa	March
Sweets from Heaven Holdings Limited	Confectionery retailer	South Africa	June
Total listed associated companies			
Unlisted			
Afmed (Pty) Limited	Investment holding	South Africa	June
Allied Media Distributors (Pty) Limited	Distributor of publications	South Africa	December
Allied Publishing Limited	Distributor of publications	South Africa	December
Banner News Agency (Pty) Limited	Property investment	South Africa	December
Cellular Calls (Pty) Limited	Cellular dealership	South Africa	March
Display Books (Pty) Limited	Entertainment	South Africa	March
I-Talk Cellular (Pty) Limited	Cellular service provider	South Africa	February
The Magic Company Investments (Pty) Limited	Entertainment arcade developer	South Africa	June
MNH Holdings (Pty) Limited	Investment holding	South Africa	March
New Bucks Holdings Limited (trading as "eBucks")	Internet exchange	South Africa	March
P.A. Gallo & Company (Pty) Limited *	Specialist distributor	South Africa	February
Random House (Pty) Limited	Book publisher	South Africa	June
Riverbend Learning Systems (Pty) Limited (trading as "eDegree")	Distance learning	South Africa	March
The Newspaper Printing Company	Printing	South Africa	December
TicketWeb (Pty) Limited	Online ticket sales	South Africa	March
Trade Information Services (Pty) Limited (trading as "TradeWorld")	Online trade platform	South Africa	March
Other			
Total unlisted associated companies			
Total book value of associated companies			

* In the current financial year, the remaining 65% shareholding was acquired. The investment is now wholly owned and consolidated.

INTERESTS IN ASSOCIATED COMPANIES continued
at 31 March 2002

Effective % interest in issued ordinary share capital		Group book value of shares		Group loans		Group share of post-acquisition reserves	
2002	2001	**2002 Rm**	2001 Rm	**2002 Rm**	2001 Rm	**2002 Rm**	2001 Rm
44,2	44,2	**75,1**	75,1	**—**	—	**379,0**	344,2
26,1	24,7	**11,6**	11,6	**—**	—	**(1,1)**	(1,0)
26,1	24,7	**7,2**	7,2	**—**	—	**(1,8)**	(1,9)
26,8	26,8	**—**	—	**—**	—	**—**	—
		93,9	93,9	**—**	—	**376,1**	341,3
50,0	50,0	**2,7**	2,7	**—**	—	**233,0**	211,8
30,0	30,0	**—**	—	**0,3**	0,3	**0,5**	0,4
33,0	33,0	**—**	—	**0,7**	0,6	**0,6**	0,5
28,6	28,6	**—**	—	**0,2**	0,3	**—**	—
—	9,3	**—**	0,3	**—**	—	**—**	—
50,0	50,0	**—**	—	**1,0**	1,0	**(0,7)**	(0,7)
—	14,7	**—**	—	**—**	3,0	**—**	0,3
27,2	27,2	**10,4**	20,3	**4,7**	4,9	**(1,8)**	2,3
47,5	47,5	**233,0**	233,0	**—**	—	**(72,5)**	(71,6)
10,0	20,7	**4,0**	4,0	**—**	12,0	**(2,9)**	(1,5)
—	35,0	**—**	0,8	**—**	—	**—**	1,1
25,0	25,0	**0,3**	0,3	**—**	0,1	**2,4**	1,4
55,0	50,0	**15,5**	6,4	**0,7**	—	**(1,4)**	—
35,0	35,0	**—**	—	**25,8**	25,4	**—**	—
—	42,5	**—**	1,7	**—**	0,6	**—**	(0,9)
20,0	20,0	**3,3**	0,9	**6,2**	0,6	**(2,9)**	(0,8)
		—	—	**—**	2,4	**—**	(0,7)
		269,2	270,4	**39,6**	51,2	**154,3**	141,6
		363,1	364,3	**39,6**	51,2	**530,4**	482,9

GROUP'S ATTRIBUTABLE INTEREST IN ASSOCIATED COMPANIES
at 31 March 2002

Annexure 3

BALANCE SHEET	Telecommunications Rm	Entertainment Rm	Media Rm	Digital media Rm	2002 Rm	2001 Rm
ASSETS AND LIABILITIES						
Property, plant and equipment	—	67,8	336,4	3,1	**407,3**	408,6
Investments and long term receivables	—	116,5	27,6	120,2	**264,3**	220,7
Current assets	—	351,1	818,9	4,3	**1 174,3**	959,8
Total assets	—	535,4	1 182,9	127,6	**1 845,9**	1 589,1
Minority interests	—	—	174,8	—	**174,8**	164,1
Long term borrowings	—	20,6	3,9	20,3	**44,8**	25,2
Deferred taxation	—	65,3	37,3	0,2	**102,8**	67,2
Current liabilities	—	261,9	273,5	92,8	**628,2**	484,4
Total liabilities	—	347,8	489,5	113,3	**950,6**	740,9
Attributable net asset value	—	187,6	693,4	14,3	**895,3**	848,2
Indebtedness	—	4,7	32,3	0,8	**37,8**	50,2
Book value	—	192,3	725,7	15,1	**933,1**	898,4
INCOME STATEMENT						
Revenue	—	568,1	1 196,9	24,0	**1 789,0**	1 670,6
Profit (loss) before taxation and exceptional items	(0,3)	60,6	149,8	(5,3)	**204,8**	173,6
Exceptional items	—	—	9,6	(0,4)	**9,2**	1,4
Profit (loss) before taxation	(0,3)	60,6	159,4	(5,7)	**214,0**	175,0
Taxation	—	(23,2)	(47,3)	0,3	**(70,2)**	(53,5)
Profit (loss) after taxation	(0,3)	37,4	112,1	(5,4)	**143,8**	121,5
Minority interests	—	—	(23,0)	—	**(23,0)**	(17,9)
Net profit (loss) for the year	(0,3)	37,4	89,1	(5,4)	**120,8**	103,6

Annexure 4

Name of investment	Group book value 2002 Rm	Group book value 2001 Rm	Directors' valuation 2002 Rm
Listed			
African Media Entertainment Limited	**0,1**	0,1	**0,1**
Total listed investments	**0,1**	0,1	**0,1**
Unlisted			
Securitisation Deposit	—	4,0	—
Swaziland Telecoms project	—	2,0	—
Isivuno Investments (Proprietary) Limited	**3,6**	3,6	**3,6**
Preference shares – Bunker Hills Investment (Proprietary) Limited*	—	1,2	—
Preference shares – 51 Harrow Road Sandhurst (Proprietary) Limited*	**4,0**	4,0	**4,0**
Preference shares – 1 Charnley (Proprietary) Limited*	**3,9**	3,9	**3,9**
Preference shares – Modise Hospitality - Dainfern (Proprietary) Limited*	—	2,4	—
Preference shares – Modise Hospitality - Atlantic Beach (Proprietary) Limited*	—	2,4	—
Other	**0,9**	0,3	**0,9**
Total unlisted investments	**12,4**	23,8	**12,4**
Total investments	**12,5**	23,9	**12,5**

*Preference shares with an effective rate of 13%.

EQUITY COMPENSATION BENEFITS
for the year ended 31 March 2002

Annexure 5

Johnnic Communications share incentive scheme	Directors*	Employees	2002 Total	Employees	2001 Total
Outstanding at 1 April	—	944 000	**944 000**	1 009 500	**1 009 500**
Allocations	56 100	60 000	**116 100**	47 000	**47 000**
Exercised	—	—	**—**	—	**—**
Lapsed**	—	(227 400)	**(227 400)**	(112 500)	**(112 500)**
Outstanding at 31 March	56 100	776 600	**832 700**	944 000	**944 000**
Share options allocated during the year:	56 100	60 000	**116 100**	47 000	**47 000**
Expiry date	2 011	2 011	**2 011**	2 011	**2 011**
Allocation price per share (R)	90	90	**90**	135 – 148	**135 – 148**
Aggregate proceeds if shares are issued (Rm)	5,1	5,4	**10,5**	6,4	**6,4**

* No share options were allocated to the Directors of Johnnic Communications Limited in the prior year.

** Relates to retrenched employees.

Terms of the options outstanding at 31 March	Allocation price R	31 March 2002 Number	31 March 2001 Number
Expiry date			
31 March 2010	135 - 148	**719 000**	939 000
31 March 2011	90	**113 700**	5 000
		832 700	944 000

Options are exercisable as follows:

Allocations 1 and 2 (Price R135)

25% - 1 year after allocation

50% - 2 years after allocation

75% - 3 years after allocation

100% - 4 years after allocation

Allocation 3 (Prices R90 - R148)

20% – 2 years after allocation

40% – 3 years after allocation

60% – 4 years after allocation

100% – 5 years after allocation

An option is excercisable for a period of ten years from the date of the granting of the option, regulated by the rules of the scheme.

Analysis of ordinary shareholders at 31 March 2002

	Shareholding (Shares in 000's)						Total shareholding			
	1–10 000		10 001–100 000		Over 100 000		Shares in 000's			
Classification	**Holders**	**Shares**	**Holders**	**Shares**	**Holders**	**Shares**	**Holders**	**%**	**Shares**	**%**
Individuals	721	274	7	102	1	144	729	73	520	—
Nominee companies	16	15	1	29	7	84 114	24	2	84 158	81
Insurance companies and pension funds	13	51	18	617	24	8 411	55	6	9 079	9
Other corporate bodies	130	251	43	1 600	21	8 581	194	19	10 432	10
Totals	**880**	**591**	**69**	**2 348**	**53**	**101 250**	**1 002**	**100**	**104 189**	**100**


SHAREHOLDING (HOLDERS)
19%
6%
2%
73%
Individuals
Nominee Companies
Insurance companies and Pension Funds
Other Corporate bodies


SHAREHOLDING (SHARES)
10%
0%
9%
81%
Individuals
Nominee Companies
Insurance companies and Pension Funds
Other Corporate bodies

Geographic analysis of shareholders at 31 March 2002

Classification	**Holders**	**%**	**Shares (000's)**	**%**
Resident	979	98	98 383	94,4
Non-resident	23	2	5 806	5,6
Total	**1 002**	**100**	**104 189**	**100**

Stock exchange performance	**2002**	2001	2000	1999
Closing price (cents per share)	**1 250**	9 100	18 000	5 510
Total number of shares traded ('000)	**44 762**	13 274	8 032	8 185
Total value of shares traded (R'000)	**1 442 808**	1 779 341	966 052	542 000
Number of shares traded as a % of issued shares	**42,96**	12,74	10,13	10,34
Number of transactions	**4 601**	6 648	2 381	1 145
Highest price (cents per share)	**12 800**	18 600	23 500	10 400
Lowest price (cents per share)	**1 140**	8 190	5 540	4 000
Average weighted traded price (cents per share)	**3 223**	13 405	12 028	6 622
Average media index	**5 631**	9 598	10 204	8 190
Average industrial index	**7 495**	8 407	8 006	7 350
Dividend yield (%)	**—**	—	0,52	1,40
Earnings yield (%) (total headline earnings)	**18,64**	4,97	1,95	4,30
Price/earnings multiple (total headline earnings)	**5,36**	20,13	51,28	23,25
Free float (%)	**32,0**	12,7	18,5	15,1

NOTICE OF ANNUAL GENERAL MEETING



JOHNNIC COMMUNICATIONS LIMITED ("the Company")
(Incorporated in the Republic of South Africa)
(Registration number: 1889/000352/06)

Notice is hereby given that the Annual General Meeting of Share Owners of the Company will be held in the Auditorium, Ground Floor, Johnnic Publishing Limited, 4 Biermann Avenue, Rosebank, Johannesburg on Friday, 27 September 2002 at 11h00 to transact the following business:

Ordinary Business

1. To receive, consider and adopt the Annual Financial Statements for the year ended 31 March 2002 of the Company and the Group, together with the reports of the Directors and auditors.
2. To elect Directors by a single resolution.
3. To elect Messrs P M Jenkins, J R D Modise and M E Ramano as Directors, who retire in accordance with the Company's Articles of Association. These retiring Directors are eligible and available for re-election. Messrs A C G Molusi, N Jacobsohn and L Morake were appointed Directors of the Company during the year. They retire at the Annual General Meeting and are eligible and available for re-election. Mr P C Desai was appointed a director of the Company on 1 May 2002 and Messrs T A Wixley and D M Mashabela were appointed on 24 June 2002. They also retire at the Annual General Meeting and, being eligible, offer themselves for re-election. Brief biographies of these Directors appear on pages 4 and 5 of the Annual Report.

Special Business

Share owners will also be asked to consider and, if deemed fit, to pass the following resolutions with or without amendment:

Ordinary Resolution Number 1

"RESOLVED THAT the unissued ordinary share capital of the Company be placed under the control of the Directors of the Company who be and they are hereby authorised, subject to Section 221 and 222 of the Companies Act, 1973 and the requirements of the JSE Securities Exchange South Africa ("JSE"), to allot, issue and dispose of such shares on such terms and conditions and at such times as the Directors may from time to time at their discretion deem fit."

Ordinary Resolution Number 2

"RESOLVED THAT the pre-emptive rights, to which ordinary share owners may be entitled in terms of the JSE Listings Requirements to participate in any future issues of new ordinary shares for cash which may be made by the Company subsequent to the date of passing this resolution be and are hereby waived subject to the following conditions:

1. That shares to be issued for cash be of a class already in issue and be issued to public shareholders as defined in the JSE Listings Requirements and not to related parties;
2. That where the Company, subsequent to the passing of this resolution, issues shares representing, on a cumulative basis within a financial year, 5% or more of the number of shares in issue prior to such issue, a press announcement giving full details of the issue, including the effect of the issue on net asset value and earnings per ordinary share, will be made at the time and said percentage is reached or exceeded;
3. The general issue of shares for cash in the aggregate in any one financial year may not exceed 15% of the Company's issued share capital of that class;
4. That the maximum discount at which the shares will be issued for cash will be 10% of the weighted average traded price of those shares over the 30 (thirty) business days prior to the date that the price of the issue is determined or agreed by the Directors of the Company. Where the shares have not traded in such 30 business day period, the JSE will be consulted for a ruling; and
5. That the approval for the waiver of the pre-emptive rights will be valid until the earlier of the next Annual General Meeting of the Company and the expiry of a period of 15 (fifteen) months from the date of passing this resolution."

A 75% majority of the votes cast by the share owners present or represented by proxy will be required to approve this resolution.

Ordinary Resolution Number 3

"RESOLVED THAT clause 2.1.11 of the Johnnic Communications Share Incentive Scheme be amended by deleting the penultimate paragraph of that clause and substituting it with the following:

> "A = the average market price of the shares on the Johannesburg Securities Exchange South Africa over the 30 trading days immediately preceding the date on which the price is to be determined: or"

The purpose of ordinary resolution number 3 is to ensure that the price paid by a participant upon the exercise of a share option in terms of the Scheme is fair and not determined by the anomaly of one trade or a small number of trades which may have taken place on the day before the exercise of the share option.

Ordinary Resolution Number 4

"RESOLVED THAT Clause 5.1 of the Johnnic Communications Share Incentive Scheme be amended by deleting "5%" in the first sentence and replacing it with "10%"."

The reason for ordinary resolution number 4 is to amend the Trust governing the Johnnic Communications Share Incentive Scheme so as to increase the percentage of issued share capital of the Company for the purpose of a Share Incentive Scheme from 5% to 10%.

Ordinary Resolution Number 5

- "RESOLVED THAT the remuneration of the Non-Executive Directors of the Company be fixed for the year ending 31 March 2003 as follows:

	Chairperson	**Non-Executive Directors**
Board meetings	R 96 000	R 47 000
Audit Committee	R 36 000	R 25 000
Remuneration Committee	R 30 000	R 20 000
Investment and other Committees (per meeting)	R 15 000	R 10 000"

- "RESOLVED THAT the remuneration for the Chairperson of the Board be fixed at R 300 000 per annum for other responsibilities. Other responsibilities include the chairing of the monthly Group Executive Committee meeting, weekly co-ordination of relevant issues, chairing the Annual General Meeting, maintaining external stakeholder relations and being responsible for setting and managing the senior executives' responsibilities. The fee is calculated on approximately 33 days contribution per annum.

- "RESOLVED THAT Mr M E Ramano be paid an amount of R262 000 for additional work undertaken for the year ended 31 March 2002 made up as follows:

Chairperson of Board meetings	R 75 500
Chairperson of Annual General Meeting	R 9 000
Remuneration Committee Chairperson	R 39 500
Audit Committee Member	R 26 000
Executive Committee and other ad hoc meetings (described above)	R 112 000"

- "RESOLVED THAT Mr D A Simpson be paid an amount of R192 200 for additional work undertaken for the year ended 31 March 2002 made up as follows:

Board meetings	R 27 000
Annual General Meeting	R 6 800
Acting Chairperson of Remuneration Committee	R 27 000
Audit Committee Chairperson	R 47 400
Ad hoc meetings, other involvement and contributions	R 84 000"



Special Resolution Number 1

Preamble

The Board of Directors of the Company has considered the impact of a repurchase of 20% of the Company's shares, being the maximum permissible under a general authority in terms of the JSE Listings Requirements, and is of the opinion that such repurchase will not result in:

- the Company and the Group in the ordinary course of business being unable to pay its debts for a period of 12 (twelve) months after the date of this notice of Annual General Meeting;
- the liabilities of the Company and Group exceeding or being equal to the assets of the Company and the Group for a period of 12 (twelve) months after the date of this notice of Annual General Meeting, calculated in accordance with accounting policies used in the audited financial statements of the Company and Group for the year ended 31 March 2002;
- the ordinary capital and reserves of the Company and the Group for a period of 12 (twelve) months after the date of the notice of Annual General Meeting being insufficient; and
- the working capital of the Company and the Group for a period of 12 (twelve) months after the date of this notice of Annual General Meeting being insufficient.

For the purposes hereof "Group" shall bear the meaning assigned to it by the JSE Listings Requirements.

"RESOLVED THAT the Company, or a subsidiary, be and is hereby authorised, by way of a general authority, to acquire shares issued by the Company, in terms of Section 85 and 89 of the Companies Act, 1973 (Act 61 of 1973) as amended, and in terms of the JSE Listings Requirements, being that:

- any such repurchase of shares shall be implemented on the open market of the JSE;
- the general authority shall only be valid until the Company's next Annual General Meeting, provided that it shall not exceed beyond 15 (fifteen) months from the date of passing of this special resolution number 1;
- when the Company has cumulatively repurchased 3% of the number of a class of shares in issue on the date of passing of this special resolution number 1 ("the initial number"), and for each 3% in aggregate of the initial number of that class of shares acquired thereafter, an announcement must be published as soon as possible and not later than 08h30 on the business day following the date on which the relevant threshold is reached or exceeded, and the announcement must comply with the requirements of the JSE Listings Requirements;
- that any general repurchase by the Company of its own shares shall not, in aggregate in any one financial year exceed 20% of the Company's issued share capital of that class as at the date of passing of this special resolution number 1;
- repurchases may not be made at a price greater than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date on which the transaction was agreed."

The reason for and effect of special resolution number 1 is to grant the Company, or a subsidiary, a general approval in terms of the Companies Act, 1973 (Act 61 of 1973) as amended ("the Act"), for the acquisition of shares of the Company. Such general authority will provide the Board with the flexibility, subject to the requirements of the Act and the JSE, to repurchase shares should it be in the interests of the Company at any time while the general authority exists. This general approval shall be valid until the earlier of the next Annual General Meeting of the Company, or its variation or revocation of such general authority by special resolution by any subsequent general meeting of the Company, provided that the general authority shall not be extended beyond 15 (fifteen) months from the date of passing of this special resolution.

A 75% majority of the votes cast by the shareholders present or represented by proxy will be required to approve this resolution.

NOTICE OF ANNUAL GENERAL MEETING continued

Special Resolution Number 2

"RESOLVED THAT the Articles of Association of the Company be and are hereby abrogated in their entirety and replaced with the Articles of Association which are tabled at the meeting and have been initialled by a Director of the Company for identification purposes".

The reason for and effect of Special Resolution Number 2 is to ensure that the Articles of Association comply with the Listings Requirements of the JSE, and accord with modern practice by making provision for the Share Transactions Totally Electronic ("STRATE") initiative of the JSE and for the giving of notice in electronic form.

Ordinary Resolution Number 6

"RESOLVED THAT any Director of the Company or the Company Secretary be and is hereby authorised to do all things necessary and sign all documentation required by the Company to give effect to special resolutions number 1 and 2 and ordinary resolution number 1, 2, 3, 4 and 5."

Voting and Proxies

Every holder of ordinary shares present in person or by proxy at the meeting, or in the case of a body corporate represented at the meeting, shall be entitled to one vote on a show of hands and on a poll shall be entitled to one vote for every ordinary share held.

Completed proxy forms must be returned to the Company's Transfer Secretaries not less than 48 (forty-eight) hours before the time appointed for holding the meeting.

By order of the Board



J R Matisonn
Company Secretary
3 September 2002

Note:

Beneficial owners of dematerialised shares who wish to attend the Annual General Meeting may request their Central Securities Depository ("CSDP") or broker to provide them with a letter of representation, or instruct their CSDP or broker to vote by proxy on their behalf, as the case may be. However, those shareholders who are recorded in the sub-register in electronic format in their own name are entitled to complete the proxy form.

ADMINISTRATION



Directorate
M E Ramano (Chairperson)
P C Desai *
N Jacobsohn *
P M Jenkins *
D M Mashabela
J R D Modise
A C G Molusi *
L Morake
D A Simpson
T A Wixley

* Executive

Company Secretary and Registered Office
J R Matisonn
4 Biermann Avenue
Rosebank, 2196
PO Box 1746
Saxonwold, 2132

Contact details

Telephone:
National (011) 280-3000
International +27 11 280-3000

Facsimile:
National (011) 280-5005
International +27 11 280-5005

Internet:
http://www.johnnic.com

Company registration number
1889/000352/06

Attorneys
Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Sandton, 2196
PO Box 61771
Marshalltown, 2107

Sponsors
Merrill Lynch South Africa (Pty) Ltd
138 West Street
Sandown
Sandton, 2196
PO Box 5591
Johannesburg, 2000

Transfer Secretaries
Computershare Investor Services Ltd
1st Floor, Edura House
41 Fox Street
Johannesburg, 2001
PO Box 61051
Marshalltown, 2107

Auditors
Deloitte & Touche
The Woodlands
Woodmead
Private Bag X6
Gallo Manor, 2052

SHAREHOLDERS' DIARY

Financial year end		**31 March 2002**
Annual General Meeting		**27 September 2002**
Reports		
Preliminary announcement of annual financial results	Published	21 June 2002
Annual financial statements	Posted	3 September 2002

Dates are subject to alteration

JOHNNIC PUBLISHING MEDIA SERVICES

FORM OF PROXY



JOHNNIC COMMUNICATIONS LIMITED ("the Company")

(Incorporated in the Republic of South Africa)

(Registration number 1889/000352/06)

For the Annual General Meeting on Friday, 27 September 2002

A share owner entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote on a poll and speak in his/her stead.

A proxy need not be a share owner of the Company.

I/We..(name in block letters)

being a share owner(s) of the Company, and entitled to ....votes, do hereby appoint...

of...or failing him/her, the chairperson of the meeting, as my/our proxy to represent me/us at the Annual General Meeting to be held in the Auditorium, Ground Floor, 4 Biermann Avenue, Rosebank, Johannesburg on Friday, 27 September 2002 at 11h00, and at any adjournment thereof, and to vote for, against or abstain from voting, as follows on:

	For	Against	Abstain
1. The adoption of the Group annual financial statements for the year ended 31 March 2002			
2. The election of directors by a single resolution.			
3. The re-election of the following directors:			
P M Jenkins			
J R D Modise			
M E Ramano			
A C G Molusi			
N Jacobsohn			
L Morake			
P C Desai			
T A Wixley			
D M Mashabela			
4. Ordinary resolution number 1			
5. Ordinary resolution number 2			
6. Ordinary resolution number 3			
7. Ordinary resolution number 4			
8. Ordinary resolution number 5			
9. Special resolution number 1			
10. Special resolution number 2			
11. Ordinary resolution number 6			

Signed at...on...2002

Signature of share owner(s)...

Assisted by (where applicable)...

Note:

1. Mark with an "X" whichever is applicable. Unless otherwise directed, the proxy will vote as he/she thinks fit.
2. If this proxy form is signed under power of attorney, such power of attorney, unless previously registered with the Company, must accompany it, failing which the proxy form cannot be used at the meeting.
3. This proxy form must be signed, dated and returned so as to reach the Company's Transfer Secretaries at least 48 (forty-eight) hours before the meeting.

NOTES

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by the signatory(ies).

2. Dematerialised share owners who wish to attend the Annual General Meeting have to contact their Central Securities Depository Participant ("CSDP") or broker who will provide them with the necessary authority to attend the Annual General Meeting, or they may instruct their CSDP or broker as to how they wish to vote in this regard. This has to be done in terms of the agreement entered into between such share owner and its CSDP or broker. However, those share owners who are recorded in the sub-register in electronic format in their own name are entitled to complete the proxy form.

3. The Chairperson of the meeting shall be entitled to decline to accept the authority of a person signing the proxy form (a) under a power of attorney (b) on behalf of a company, unless that person's power of attorney is deposited at the offices of the Company's Transfer Secretaries not less than 48 (forty eight) hours before the meeting.

4. If two or more proxies attend the meeting then the person attending the meeting whose name appears first on the proxy form and whose name is not deleted, shall be regarded as the validly appointed proxy.

5. When there are joint owners of shares, any one owner may sign the form of proxy. In the case of joint owners, the senior who tenders a vote will be accepted to the exclusion of other joint owners. Seniority will be determined by the order in which names stand in the register of share owners.

6. A married woman still subject to her husband's marital power must be assisted by him.

7. The completion and lodging of this form of proxy will not preclude the share owner who grants this proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such share owner wish to do so.




johnnic
communications

JOHNNIC COMMUNICATIONS LIMITED

4 Biermann Avenue, Rosebank, 2196 PO Box 1746, Saxonwold, 2132
Telephone: +27 11 280-3000 Fax: +27 11 280-5005
E-mail: matisonnj@jpl.co.za
http://www.johnnic.com